82-34635

October 1, 2004

Securities And Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir,

Re: SINGER N.V.
Exemption Number ~~82-5225~~

On behalf of Singer N.V. (the "Company"), we are furnishing to the Securities and Exchange Commission (the "Commission") herewith, pursuant to Rule 12g3-2(b)1(i) of the General Rules and Regulations (the "Exchange Act Rules") promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act"), the documents listed below. Such documents are furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) of the Exchange Act Rules.

Attached is the Report of Foreign Private Issuer of Singer N.V. dated October 1, 2004, together with the Exhibits referred to therein.

Please have the enclosed copy of this letter date stamped and returned to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

B. Wybraniec

Barbara Wybraniec
Administrative Assistant

Enclosures.

dlw 10/5

Singer N.V.
De Ruyterkade 62, Curacao, Netherlands Antilles

Exemption No. 82-5225

Interim Report of Foreign Private Issuer

Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

Dated October 1, 2004

Exemption No. 82-5225

Exhibit Index to Interim Report

Exhibit No.

1.	Press Release dated August 4, 2004
2.	Press Release dated August 12, 2004
3.	Press Release dated August 20, 2004
4.	Press Release dated August 27, 2004
5.	Press Release dated August 31, 2004
6.	Press Release dated September 8, 2004
7.	Press Release dated September 14, 2004
8.	Press Release dated September 22, 2004
9.	Press Release dated September 28, 2004
10.	Press Release dated September 30, 2004 (1)
11.	Press Release dated September 30, 2004 (2)
12.	Notice of a General Meeting of Shareholders held on September 20, 2004
13.	List of matters approved at the General Meeting of Shareholders held on September 20, 2004
14.	Quarterly Report for Singer N.V. for the quarterly period ended June 30, 2004
15.	Amendment to the Acquisition Agreement By and Between KSIN Holdings, Ltd. and Singer N.V., excluding Exhibits.

October 1, 2004

Securities And Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir,

Re: SINGER N.V.
Exemption Number 82-5225

On behalf of Singer N.V. (the "Company"), we are furnishing to the Securities and Exchange Commission (the "Commission") herewith, pursuant to Rule 12g3-2(b)1(i) of the General Rules and Regulations (the "Exchange Act Rules") promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act"), the documents listed below. Such documents are furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) of the Exchange Act Rules.

Attached is the Report of Foreign Private Issuer of Singer N.V. dated October 1, 2004, together with the Exhibits referred to therein.

Please have the enclosed copy of this letter date stamped and returned to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

B. Wybraniec

Barbara Wybraniec
Administrative Assistant

Enclosures.

FOR IMMEDIATE RELEASE
August 4, 2004

INFORMATION CONTACT
John Cannon at (914) 220-5134

SINGER N.V. ANNOUNCES SUFFICIENT CONSENTS RECEIVED TO AMEND THE BRAZIL SECURED NOTE AGREEMENT

August 4, 2004, Curacao, Netherlands Antilles

Singer N.V. (Symbol: SNGR)

Singer N.V. ("Singer" or the "Company") announced today that Brazil Financing Ltd. ("BFL"), its direct, wholly-owned subsidiary has received the requisite consents to amend the Collateral and Fiscal Agency Agreement relating to the 10% Series A Secured Notes due 2005 and the Series B Secured Notes due 2007 issued by Brazil Financing (II) Ltd, an indirect, wholly-owned subsidiary of the Company. At and prior to 5:00 p.m., London time, on August 3, 2004 (such time and date being referred to as the "Early Consent Expiration Time"), BFL received consents from holders representing approximately 85% of the outstanding principal amount of the Series A Notes and approximately 77% of the outstanding maximum principal amount of the Series B Notes.

The related tender offer is scheduled to expire at 5:00 p.m., London time, on August 11, 2004, unless extended or earlier terminated (such time and date being referred to as the "Offer Expiration Time") and is subject to the satisfaction of certain conditions including the consummation of the acquisition of BFL and certain other subsidiaries of Singer by KSIN Holdings, Ltd. ("KSIN"). Series A Notes and Series B Notes validly tendered and not validly withdrawn after the Early Consent Expiration Time and at or prior to the Offer Expiration Time will (1) be deemed to have consented to the proposed amendments to the Collateral and Fiscal Agency Agreement, (2) not receive the consent payment and (3) receive the offer consideration of $1,000 per $1,000 principal amount, plus accrued and unpaid interest, and $230 per $1,000 of maximum principal amount, respectively, if the tendered Series A Notes and Series B Notes are accepted for purchase.

The terms and conditions of the offer, including the conditions of BFL's obligation to accept the Series A Notes and the Series B Notes tendered and pay the purchase price and, if applicable, the consent payment for them are described in the Offer to Purchase and Consent Solicitation Statement dated July 13, 2004, copies of which may be obtained from D.F. King & Co., Inc., the information agent for the offer, at 1-800-769-7666 (US toll free) or, outside the United States, at (44 20) 7920 9700 (collect).

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The offer is being made solely by the Offer to Purchase and Consent Solicitation Statement dated July 13, 2004.

About Singer N.V.

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V., as well as acquiring ownership of the SINGER® brand name, one of the most widely recognized and respected trademarks in the world. Through its Operating Companies, Singer is engaged in two principal businesses, Retail and Sewing. The SINGER® trademark ties the two businesses together and also stands on its own with licensing and wholesaling potential. Additional financial and other information about the Company may be found at the investor section of the Company's website http://www.singer.com.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation, except as required by applicable law. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Brazil and the United States, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses including successfully closing the contemplated transaction between the Company and KSIN; the success of the Company in improving liquidity and obtaining access to capital resources, including compliance with required financial and other covenants under its secured credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact John Cannon at (914) 220-5134.

FOR IMMEDIATE RELEASE
August 12, 2004

INFORMATION CONTACT
John Cannon at (914) 220-5134

SINGER N.V. ANNOUNCES EXTENSION OF TENDER OFFER FOR BRAZIL SECURED NOTES

August 12, 2004, Curacao, Netherlands Antilles

Singer N.V. (Symbol: SNGR)

Singer N.V. ("Singer" or the "Company") announced today that Brazil Financing Ltd. ("BFL"), its direct, wholly-owned subsidiary is extending its tender offer for the 10% Series A Secured Notes due 2005 and the Series B Secured Notes due 2007 issued by Brazil Financing (II) Ltd., an indirect, wholly-owned subsidiary of the Company.

The expiration time for the offer has been extended from 5:00 p.m., London time, on August 11, 2004 to 5:00 p.m., London time, on August 19, 2004 (the "Offer Expiration Time"). The closing remains subject to the satisfaction of certain conditions including the consummation of the acquisition of BFL and certain other subsidiaries of Singer by KSIN Holdings, Ltd. ("KSIN").

Series A Notes and Series B Notes validly tendered and not validly withdrawn after 5:00 p.m., London time, on August 3, 2004 and at or prior to the Offer Expiration Time will receive the offer consideration of $1,000 per $1,000 principal amount, plus accrued and unpaid interest, and $230 per $1,000 of maximum principal amount, respectively, if the tendered Series A Notes and Series B Notes are accepted for purchase. As of 5:00 p.m., London time, on August 11, 2004, BFL received tenders from holders of approximately $19,844,662 aggregate principal amount of the Series A Notes, representing approximately 88% of the outstanding principal amount of the Series A Notes and from holders of approximately $26,631,104 aggregate maximum principal amount of the Series B Notes, representing approximately 87% of the outstanding maximum principal amount of the Series B Notes.

The terms and conditions of the offer, including the conditions of BFL's obligation to accept the Series A Notes and the Series B Notes tendered and pay the purchase price and, if applicable, the consent payment for them are described in the Offer to Purchase and Consent Solicitation Statement dated July 13, 2004, copies of which may be obtained from D.F. King & Co., Inc., the information agent for the offer, at 1-800-769-7666 (US toll free) or, outside the United States, at (44 20) 7920 9700 (collect).

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The offer is being made solely by the Offer to Purchase and Consent Solicitation Statement dated July 13, 2004. All amounts are in U.S. dollars.

About Singer N.V.

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V., as well as acquiring ownership of the SINGER® brand name, one of the most widely recognized and respected trademarks in the world. Through its Operating Companies, Singer is engaged in two principal businesses, Retail and Sewing. The SINGER® trademark ties the two businesses together and also stands on its own with licensing and wholesaling potential. Additional financial and other information about the Company may be found at the investor section of the Company's website http://www.singer.com.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation, except as required by applicable law. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Brazil and the United States, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses including successfully closing the contemplated transaction between the Company and KSIN; the success of the Company in improving liquidity and obtaining access to capital resources, including compliance with required financial and other covenants under its secured credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact John Cannon at (914) 220-5134.

FOR IMMEDIATE RELEASE
August 20, 2004

INFORMATION CONTACT
John Cannon at (914) 220-5134

SINGER N.V. ANNOUNCES EXTENSION OF TENDER OFFER FOR BRAZIL SECURED NOTES

August 20, 2004, Curacao, Netherlands Antilles

Singer N.V. (Symbol: SNGR)

Singer N.V. ("Singer" or the "Company") announced today that Brazil Financing Ltd. ("BFL"), its direct, wholly-owned subsidiary is extending its tender offer for the 10% Series A Secured Notes due 2005 and the Series B Secured Notes due 2007 issued by Brazil Financing (II) Ltd., an indirect, wholly-owned subsidiary of the Company.

The expiration time for the offer has been extended from 5:00 p.m., London time, on August 19, 2004 to 5:00 p.m., London time, on August 26, 2004 (the "Offer Expiration Time"). The closing remains subject to the satisfaction of certain conditions including the consummation of the acquisition of BFL and certain other subsidiaries of Singer by KSIN Holdings, Ltd. ("KSIN").

Series A Notes and Series B Notes validly tendered and not validly withdrawn after 5:00 p.m., London time, on August 3, 2004 and at or prior to the Offer Expiration Time will receive the offer consideration of $1,000 per $1,000 principal amount, plus accrued and unpaid interest, and $230 per $1,000 of maximum principal amount, respectively, if the tendered Series A Notes and Series B Notes are accepted for purchase. As of 5:00 p.m., London time, on August 19, 2004, BFL received tenders from holders of approximately $19,971,635 aggregate principal amount of the Series A Notes, representing approximately 88% of the outstanding principal amount of the Series A Notes and from holders of approximately $26,772,276 aggregate maximum principal amount of the Series B Notes, representing approximately 88% of the outstanding maximum principal amount of the Series B Notes.

The terms and conditions of the offer, including the conditions of BFL's obligation to accept the Series A Notes and the Series B Notes tendered and pay the purchase price and, if applicable, the consent payment for them are described in the Offer to Purchase and Consent Solicitation Statement dated July 13, 2004, copies of which may be obtained from D.F. King & Co., Inc., the information agent for the offer, at 1-800-769-7666 (US toll free) or, outside the United States, at (44 20) 7920 9700 (collect).

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The offer is being made solely by the Offer to Purchase and Consent Solicitation Statement dated July 13, 2004. All amounts are in U.S. dollars.

About Singer N.V.

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V., as well as acquiring ownership of the SINGER® brand name, one of the most widely recognized and respected trademarks in the world. Through its Operating Companies, Singer is engaged in two principal businesses, Retail and Sewing. The SINGER® trademark ties the two businesses together and also stands on its own with licensing and wholesaling potential. Additional financial and other information about the Company may be found at the investor section of the Company's website http://www.singer.com.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation, except as required by applicable law. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Brazil and the United States, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses including successfully closing the contemplated transactions between the Company and KSIN; the success of the Company in improving liquidity and obtaining access to capital resources, including compliance with required financial and other covenants under its secured credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact John Cannon at (914) 220-5134.

FOR IMMEDIATE RELEASE
August 27, 2004

INFORMATION CONTACT
John Cannon at (914) 220-5134

REVISED

SINGER N.V. ANNOUNCES EXTENSION OF TENDER OFFER FOR BRAZIL SECURED NOTES

August 27, 2004, Curacao, Netherlands Antilles

Singer N.V. (Symbol: SNGR)

Singer N.V. ("Singer" or the "Company") announced today that Brazil Financing Ltd. ("BFL"), its direct, wholly-owned subsidiary is extending its tender offer for the 10% Series A Secured Notes due 2005 and the Series B Secured Notes due 2007 issued by Brazil Financing (II) Ltd., an indirect, wholly-owned subsidiary of the Company.

The expiration time for the offer has been extended from 5:00 p.m., London time, on August 26, 2004 to 5:00 p.m., London time, on August 31, 2004 (the "Offer Expiration Time"). The closing remains subject to the satisfaction of certain conditions including the consummation of the acquisition of BFL and certain other subsidiaries of Singer by KSIN Holdings, Ltd. ("KSIN").

Series A Notes and Series B Notes validly tendered and not validly withdrawn after 5:00 p.m., London time, on August 3, 2004 and at or prior to the Offer Expiration Time will receive the offer consideration of $1,000 per $1,000 principal amount, plus accrued and unpaid interest, and $230 per $1,000 of maximum principal amount, respectively, if the tendered Series A Notes and Series B Notes are accepted for purchase. As of 5:00 p.m., London time, on August 26, 2004, BFL received tenders from holders of approximately $19,939,568 aggregate principal amount of the Series A Notes, representing approximately 88% of the outstanding principal amount of the Series A Notes and from holders of approximately $26,729,089 aggregate maximum principal amount of the Series B Notes, representing approximately 88% of the outstanding maximum principal amount of the Series B Notes.

The terms and conditions of the offer, including the conditions of BFL's obligation to accept the Series A Notes and the Series B Notes tendered and pay the purchase price and, if applicable, the consent payment for them are described in the Offer to Purchase and Consent Solicitation Statement dated July 13, 2004, copies of which may be obtained from D.F. King & Co., Inc., the information agent for the offer, at 1-800-769-7666 (US toll free) or, outside the United States, at (44 20) 7920 9700 (collect).

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The offer is being made solely by the Offer to Purchase and Consent Solicitation Statement dated July 13, 2004. All amounts are in U.S. dollars.

About Singer N.V.

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V., as well as acquiring ownership of the SINGER® brand name, one of the most widely recognized and respected trademarks in the world. Through its Operating Companies, Singer is engaged in two principal businesses, Retail and Sewing. The SINGER® trademark ties the two businesses together and also stands on its own with licensing and wholesaling potential. Additional financial and other information about the Company may be found at the investor section of the Company's website http://www.singer.com.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation, except as required by applicable law. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Brazil and the United States, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses including successfully closing the contemplated transactions between the Company and KSIN; the success of the Company in improving liquidity and obtaining access to capital resources, including compliance with required financial and other covenants under its secured credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact John Cannon at (914) 220-5134.

FOR IMMEDIATE RELEASE
August 31, 2004

INFORMATION CONTACT
John Cannon at (914) 220-5134

SINGER N.V. ANNOUNCES EXTENSION OF TENDER OFFER FOR BRAZIL SECURED NOTES

August 31, 2004, Curacao, Netherlands Antilles

Singer N.V. (Symbol: SNGR)

Singer N.V. ("Singer" or the "Company") announced today that Brazil Financing Ltd. ("BFL"), its direct, wholly-owned subsidiary is extending its tender offer for the 10% Series A Secured Notes due 2005 and the Series B Secured Notes due 2007 issued by Brazil Financing (II) Ltd., an indirect, wholly-owned subsidiary of the Company.

The expiration time for the offer has been extended from 5:00 p.m., London time, on August 31, 2004 to 5:00 p.m., London time, on September 8, 2004 (the "Offer Expiration Time"). The closing remains subject to the satisfaction of certain conditions including the consummation of the acquisition of BFL and certain other subsidiaries of Singer by KSIN Holdings, Ltd. ("KSIN").

Series A Notes and Series B Notes validly tendered and not validly withdrawn after 5:00 p.m., London time, on August 3, 2004 and at or prior to the Offer Expiration Time will receive the offer consideration of $1,000 per $1,000 principal amount, plus accrued and unpaid interest, and $230 per $1,000 of maximum principal amount, respectively, if the tendered Series A Notes and Series B Notes are accepted for purchase. As of 5:00 p.m., London time, on August 31, 2004, BFL received tenders from holders of approximately $19,939,568 aggregate principal amount of the Series A Notes, representing approximately 88% of the outstanding principal amount of the Series A Notes and from holders of approximately $26,729,089 aggregate maximum principal amount of the Series B Notes, representing approximately 88% of the outstanding maximum principal amount of the Series B Notes.

The terms and conditions of the offer, including the conditions of BFL's obligation to accept the Series A Notes and the Series B Notes tendered and pay the purchase price and, if applicable, the consent payment for them are described in the Offer to Purchase and Consent Solicitation Statement dated July 13, 2004, copies of which may be obtained from D.F. King & Co., Inc., the information agent for the offer, at 1-800-769-7666 (US toll free) or, outside the United States, at (44 20) 7920 9700 (collect).

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The offer is being made solely by the Offer to Purchase and Consent Solicitation Statement dated July 13, 2004. All amounts are in U.S. dollars.

About Singer N.V.

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V., as well as acquiring ownership of the SINGER® brand name, one of the most widely recognized and respected trademarks in the world. Through its Operating Companies, Singer is engaged in two principal businesses, Retail and Sewing. The SINGER® trademark ties the two businesses together and also stands on its own with licensing and wholesaling potential. Additional financial and other information about the Company may be found at the investor section of the Company's website http://www.singer.com.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation, except as required by applicable law. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Brazil and the United States, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses including successfully closing the contemplated transactions between the Company and KSIN; the success of the Company in improving liquidity and obtaining access to capital resources, including compliance with required financial and other covenants under its secured credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact John Cannon at (914) 220-5134.

EXHIBIT NO.6

FOR IMMEDIATE RELEASE
September 8, 2004

INFORMATION CONTACT
John Cannon at (914) 220-5134

SINGER N.V. ANNOUNCES EXTENSION OF TENDER OFFER FOR BRAZIL SECURED NOTES

September 8, 2004, Curacao, Netherlands Antilles

Singer N.V. (Symbol: SNGR)

Singer N.V. ("Singer" or the "Company") announced today that Brazil Financing Ltd. ("BFL"), its direct, wholly-owned subsidiary is extending its tender offer for the 10% Series A Secured Notes due 2005 and the Series B Secured Notes due 2007 issued by Brazil Financing (II) Ltd., an indirect, wholly-owned subsidiary of the Company.

The expiration time for the offer has been extended from 5:00 p.m., London time, on September 8, 2004 to 5:00 p.m., London time, on September 14, 2004 (the "Offer Expiration Time"). The closing remains subject to the satisfaction of certain conditions including the consummation of the acquisition of BFL and certain other subsidiaries of Singer by KSIN Holdings, Ltd. ("KSIN").

Series A Notes and Series B Notes validly tendered and not validly withdrawn after 5:00 p.m., London time, on August 3, 2004 and at or prior to the Offer Expiration Time will receive the offer consideration of $1,000 per $1,000 principal amount, plus accrued and unpaid interest, and $230 per $1,000 of maximum principal amount, respectively, if the tendered Series A Notes and Series B Notes are accepted for purchase. As of 5:00 p.m., London time, on September 8, 2004, BFL received tenders from holders of approximately $20,509,005 aggregate principal amount of the Series A Notes, representing approximately 91% of the outstanding principal amount of the Series A Notes and from holders of approximately $27,495,925 aggregate maximum principal amount of the Series B Notes, representing approximately 90% of the outstanding maximum principal amount of the Series B Notes.

The terms and conditions of the offer, including the conditions of BFL's obligation to accept the Series A Notes and the Series B Notes tendered and pay the purchase price and, if applicable, the consent payment for them are described in the Offer to Purchase and Consent Solicitation Statement dated July 13, 2004, copies of which may be obtained from D.F. King & Co., Inc., the information agent for the offer, at 1-800-769-7666 (US toll free) or, outside the United States, at (44 20) 7920 9700 (collect).

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The offer is being made solely by the Offer to Purchase and Consent Solicitation Statement dated July 13, 2004. All amounts are in U.S. dollars.

About Singer N.V.

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V., as well as acquiring ownership of the SINGER® brand name, one of the most widely recognized and respected trademarks in the world. Through its Operating Companies, Singer is engaged in two principal businesses, Retail and Sewing. The SINGER® trademark ties the two businesses together and also stands on its own with licensing and wholesaling potential. Additional financial and other information about the Company may be found at the investor section of the Company's website http://www.singer.com.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation, except as required by applicable law. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Brazil and the United States, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses including successfully closing the contemplated transactions between the Company and KSIN; the success of the Company in improving liquidity and obtaining access to capital resources, including compliance with required financial and other covenants under its secured credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact John Cannon at (914) 220-5134.

FOR IMMEDIATE RELEASE
September 14, 2004

INFORMATION CONTACT
John Cannon at (914) 220-5134

SINGER N.V. ANNOUNCES EXTENSION OF TENDER OFFER FOR BRAZIL SECURED NOTES

September 14, 2004, Curacao, Netherlands Antilles

Singer N.V. (Symbol: SNGR)

Singer N.V. ("Singer" or the "Company") announced today that Brazil Financing Ltd. ("BFL"), its direct, wholly-owned subsidiary is extending its tender offer for the 10% Series A Secured Notes due 2005 and the Series B Secured Notes due 2007 issued by Brazil Financing (II) Ltd., an indirect, wholly-owned subsidiary of the Company.

The expiration time for the offer has been extended from 5:00 p.m., London time, on September 14, 2004 to 5:00 p.m., London time, on September 22, 2004 (the "Offer Expiration Time"). The closing remains subject to the satisfaction of certain conditions including the consummation of the acquisition of BFL and certain other subsidiaries of Singer by KSIN Holdings, Ltd. ("KSIN").

Series A Notes and Series B Notes validly tendered and not validly withdrawn after 5:00 p.m., London time, on August 3, 2004 and at or prior to the Offer Expiration Time will receive the offer consideration of $1,000 per $1,000 principal amount, plus accrued and unpaid interest, and $230 per $1,000 of maximum principal amount, respectively, if the tendered Series A Notes and Series B Notes are accepted for purchase. As of 5:00 p.m., London time, on September 14, 2004, BFL received tenders from holders of approximately $20,509,005 aggregate principal amount of the Series A Notes, representing approximately 91% of the outstanding principal amount of the Series A Notes and from holders of approximately $27,495,925 aggregate maximum principal amount of the Series B Notes, representing approximately 90% of the outstanding maximum principal amount of the Series B Notes.

The terms and conditions of the offer, including the conditions of BFL's obligation to accept the Series A Notes and the Series B Notes tendered and pay the purchase price and, if applicable, the consent payment for them are described in the Offer to Purchase and Consent Solicitation Statement dated July 13, 2004, copies of which may be obtained from D.F. King & Co., Inc., the information agent for the offer, at 1-800-769-7666 (US toll free) or, outside the United States, at (44 20) 7920 9700 (collect).

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The offer is being made solely by the Offer to Purchase and Consent Solicitation Statement dated July 13, 2004. All amounts are in U.S. dollars.

About Singer N.V.

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V., as well as acquiring ownership of the SINGER® brand name, one of the most widely recognized and respected trademarks in the world. Through its Operating Companies, Singer is engaged in two principal businesses, Retail and Sewing. The SINGER® trademark ties the two businesses together and also stands on its own with licensing and wholesaling potential. Additional financial and other information about the Company may be found at the investor section of the Company's website http://www.singer.com.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation, except as required by applicable law. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Brazil and the United States, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses including successfully closing the contemplated transactions between the Company and KSIN; the success of the Company in improving liquidity and obtaining access to capital resources, including compliance with required financial and other covenants under its secured credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact John Cannon at (914) 220-5134.

FOR IMMEDIATE RELEASE
September 22, 2004

INFORMATION CONTACT
John Cannon at (914) 220-5134

SINGER N.V. ANNOUNCES EXTENSION OF TENDER OFFER FOR BRAZIL SECURED NOTES

September 22, 2004, Curacao, Netherlands Antilles

Singer N.V. (Symbol: SNGR)

Singer N.V. ("Singer" or the "Company") announced today that Brazil Financing Ltd. ("BFL"), its direct, wholly-owned subsidiary is extending its tender offer for the 10% Series A Secured Notes due 2005 and the Series B Secured Notes due 2007 issued by Brazil Financing (II) Ltd., an indirect, wholly-owned subsidiary of the Company.

The expiration time for the offer has been extended from 5:00 p.m., London time, on September 22, 2004 to 5:00 p.m., London time, on September 28, 2004 (the "Offer Expiration Time"). The closing remains subject to the satisfaction of certain conditions including the consummation of the acquisition of BFL and certain other subsidiaries of Singer by KSIN Holdings, Ltd. ("KSIN").

Series A Notes and Series B Notes validly tendered and not validly withdrawn after 5:00 p.m., London time, on August 3, 2004 and at or prior to the Offer Expiration Time will receive the offer consideration of $1,000 per $1,000 principal amount, plus accrued and unpaid interest, and $230 per $1,000 of maximum principal amount, respectively, if the tendered Series A Notes and Series B Notes are accepted for purchase. As of 5:00 p.m., London time, on September 22, 2004, BFL received tenders from holders of approximately $20,531,149 aggregate principal amount of the Series A Notes, representing approximately 90% of the outstanding principal amount of the Series A Notes and from holders of approximately $27,525,747 aggregate maximum principal amount of the Series B Notes, representing approximately 90% of the outstanding maximum principal amount of the Series B Notes.

The terms and conditions of the offer, including the conditions of BFL's obligation to accept the Series A Notes and the Series B Notes tendered and pay the purchase price and, if applicable, the consent payment for them are described in the Offer to Purchase and Consent Solicitation Statement dated July 13, 2004, copies of which may be obtained from D.F. King & Co., Inc., the information agent for the offer, at 1-800-769-7666 (US toll free) or, outside the United States, at (44 20) 7920 9700 (collect).

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The offer is being made solely by the Offer to Purchase and Consent Solicitation Statement dated July 13, 2004. All amounts are in U.S. dollars.

About Singer N.V.

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V., as well as acquiring ownership of the SINGER® brand name, one of the most widely recognized and respected trademarks in the world. Through its Operating Companies, Singer is engaged in two principal businesses, Retail and Sewing. The SINGER® trademark ties the two businesses together and also stands on its own with licensing and wholesaling potential. Additional financial and other information about the Company may be found at the investor section of the Company's website http://www.singer.com.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation, except as required by applicable law. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Brazil and the United States, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses including successfully closing the contemplated transactions between the Company and KSIN; the success of the Company in improving liquidity and obtaining access to capital resources, including compliance with required financial and other covenants under its secured credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact John Cannon at (914) 220-5134.

FOR IMMEDIATE RELEASE
September 28, 2004

INFORMATION CONTACT
John Cannon at (914) 220-5134

SINGER N.V. ANNOUNCES EXTENSION OF TENDER OFFER FOR BRAZIL SECURED NOTES

September 28, 2004, Curacao, Netherlands Antilles

Singer N.V. (Symbol: SNGR)

Singer N.V. ("Singer" or the "Company") announced today that Brazil Financing Ltd. ("BFL"), its direct, wholly-owned subsidiary is extending its tender offer for the 10% Series A Secured Notes due 2005 and the Series B Secured Notes due 2007 issued by Brazil Financing (II) Ltd., an indirect, wholly-owned subsidiary of the Company.

The expiration time for the offer has been extended from 5:00 p.m., London time, on September 28, 2004 to 5:00 p.m., London time, on September 29, 2004 (the "Offer Expiration Time"). The closing remains subject to the satisfaction of certain conditions including the consummation of the acquisition of BFL and certain other subsidiaries of Singer by KSIN Holdings, Ltd. ("KSIN").

Series A Notes and Series B Notes validly tendered and not validly withdrawn after 5:00 p.m., London time, on August 3, 2004 and at or prior to the Offer Expiration Time will receive the offer consideration of $1,000 per $1,000 principal amount, plus accrued and unpaid interest, and $230 per $1,000 of maximum principal amount, respectively, if the tendered Series A Notes and Series B Notes are accepted for purchase. As of 5:00 p.m., London time, on September 28, 2004, BFL received tenders from holders of approximately $20,531,149 aggregate principal amount of the Series A Notes, representing approximately 90% of the outstanding principal amount of the Series A Notes and from holders of approximately $27,525,747 aggregate maximum principal amount of the Series B Notes, representing approximately 90% of the outstanding maximum principal amount of the Series B Notes.

The terms and conditions of the offer, including the conditions of BFL's obligation to accept the Series A Notes and the Series B Notes tendered and pay the purchase price and, if applicable, the consent payment for them are described in the Offer to Purchase and Consent Solicitation Statement dated July 13, 2004, copies of which may be obtained from D.F. King & Co., Inc., the information agent for the offer, at 1-800-769-7666 (US toll free) or, outside the United States, at (44 20) 7920 9700 (collect).

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The offer is being made solely by the Offer to Purchase and Consent Solicitation Statement dated July 13, 2004. All amounts are in U.S. dollars.

About Singer N.V.

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V., as well as acquiring ownership of the SINGER® brand name, one of the most widely recognized and respected trademarks in the world. Through its Operating Companies, Singer is engaged in two principal businesses, Retail and Sewing. The SINGER® trademark ties the two businesses together and also stands on its own with licensing and wholesaling potential. Additional financial and other information about the Company may be found at the investor section of the Company's website http://www.singer.com.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation, except as required by applicable law. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Brazil and the United States, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses including successfully closing the contemplated transactions between the Company and KSIN; the success of the Company in improving liquidity and obtaining access to capital resources, including compliance with required financial and other covenants under its secured credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact John Cannon at (914) 220-5134.

EXHIBIT NO.10 Exemption Number 82-5225

FOR IMMEDIATE RELEASE
September 30, 2004

INFORMATION CONTACT
John Cannon at (914) 220-5134

SINGER N.V. ANNOUNCES RESULTS FOR THE SECOND QUARTER OF 2004

September 30, 2004, Curacao, Netherlands Antilles

Singer N.V. (Symbol: SNGR)

Singer N.V. ("Singer" or "the Company") announced today its results for the second quarter of 2004 and for the first six months ended June 30, 2004.

2004 Second Quarter Results

The Company's results of operations, as presented, are impacted significantly by the Company's sale of the worldwide Sewing business and ownership of the SINGER® trademark. On June 11, 2004, Singer announced that it had entered into a definitive agreement pursuant to which KSIN Holdings, Ltd. ("KSIN"), an affiliate of funds managed by Kohlberg & Co., LLC, would acquire the Singer worldwide Sewing business and the ownership of the SINGER® trademark for a total consideration of approximately $134.6 million (the "KSIN Transaction"). The KSIN Transaction was completed on September 30, 2004. The total consideration consists of approximately $65.1 million of cash, $22.5 million in unsecured subordinated promissory notes and the pay-off or assumption by KSIN of approximately $47.0 million of sewing-related debt, subject to post-closing price adjustments. Accordingly:

- The results of operations for the Sewing segment are reported separately as discontinued operations, shifting $6.1 million and $10.5 million in net income for the second quarter ended June 30, 2004 and for the six months ended June 30, 2004, respectively, from continuing operations to discontinued operations.

- An impairment charge of $34.5 million is recorded to reflect the difference between the book value of the assets being sold - primarily goodwill associated with the trademark - and the aggregate of liabilities being transferred and consideration received.

The completion of the KSIN Transaction on September 30, 2004 also has had a significant impact on the Company's liquidity position. Of the approximately $65.1 million cash received by the Company, $26.3 million has been used by the Company to repay in full the Nova Scotia Financing Agreement. A balance of approximately $36.9 million remains uncommitted after payment of expenses related to the KSIN Transaction.

For the second quarter ended June 30, 2004, the Company reported consolidated revenues (excluding the worldwide Sewing segment and revenue derived from certain licensing of the SINGER® trademark) of $69.6 million as compared to $39.7 million for the second quarter of 2003, an increase of $29.9 million or 75.3%. The increase in revenues was primarily due to the inclusion of Thailand's results, totaling $25.4 million, in the Company's consolidated results for

the 2004 second quarter. This was coupled with a strong retail sales performance in Sri Lanka. This sales increase was partially offset by weaker retail sales in India and the Philippines.

The Company's revenues for the second quarter of 2004 included $10.6 million of finance charges on consumer credit sales compared to $3.6 million in the second quarter of 2003. The increase in finance charges is primarily due to the inclusion of Thailand's finance charges for the 2004 second quarter along with increased finance charges in Sri Lanka due to strong retail sales.

Gross profit for the three months ended June 30, 2004 was $25.3 million, representing a gross margin of 36.3%, as compared to $12.9 million and a gross margin of 32.5% for the same period in 2003. The improvement in the gross margin is due to the inclusion of Thailand's gross margin for the 2004 second quarter as Thailand's gross margin is higher than the average of the other Retail operating units. Also impacting the gross margin percentage were lower gross margins, as compared to the prior period, in India and the Philippines and a higher gross margin in Sri Lanka.

Selling and administrative expenses for the three months ended June 30, 2004 were $23.8 million, representing 34.3% of revenues, as compared to $11.6 million and 29.1% of revenues for the same period in 2003. The increase in selling and administrative expenses as a percent of revenue is due to the inclusion of Thailand's selling and administrative expenses for the second quarter of the year as Thailand's selling and administrative expenses as a percentage of revenue are higher than the average of the other Retail operating units. Also contributing to the increase was higher selling and administrative expenses as a percentage of revenue, in India and the Philippines due to their decline in revenue without a corresponding decrease in their fixed selling and administrative expenses.

Operating income for the 2004 and 2003 quarters was $1.4 million and $1.3 million, respectively, while EBITDA (net income before interest expense, taxes, depreciation and amortization) from continuing operations was $1.2 million and $7.5 million, respectively. The increase in operating income that was due to the inclusion in the 2004 second quarter results of Thailand's operating income was largely offset by a decline in operating income in India and the Philippines. The $6.3 million decrease in EBITDA from continuing operations reflects the drop in total other income (expense) in the second quarter of 2004 as compared to the second quarter of 2003.

Interest expense for the three-month period ended June 30, 2004 was $1.8 million, as compared to $1.7 million for the three-month period ended June 30, 2003.

Equity in loss from Operating Affiliates totaled $0.5 million during the three-month period ended June 30, 2004 as compared to income of $1.7 million for the same period in 2003. The $2.2 million decrease was primarily due to lower profitability at an operating affiliate in Sri Lanka. Also contributing to the decrease was the fact that Singer Thailand was accounted for as an equity investment in the second quarter of 2003 while in the 2004 second quarter Thailand was included in the Company's consolidated results.

Royalty expense for the three months ended June 30, 2004 was $0.6 million compared to nil for the same period in 2003. The royalty expense is for the use of the SINGER® trademark by the Retail Operating Companies in Asia and became effective July 31, 2003.

Miscellaneous other income was $0.6 million for the three-month period ended June 30, 2004 as compared to other income of $4.5 million for the same period in 2003. The $0.6 million of other income in the 2004 second quarter was primarily due to gains on sale of property, plant and equipment. The corresponding income in the second quarter of 2003 was primarily due to an increase in the estimated recovery on receivables from a former subsidiary that is in liquidation.

Provision for income taxes amounted to $0.8 million against a pre-tax, pre-minority interest loss of $0.9 million in the three-month period ended June 30, 2004, as compared to a $0.9 million tax provision for the same period in 2003. The much higher tax provision in 2004 relative to pre-tax income is primarily due to the losses incurred in India and the Philippines with no corresponding tax benefit, and the equity loss from operating affiliates which is net of tax.

Minority interest share in income was $0.5 million for both the 2004 and 2003 second quarter. The increase due to the sale of a 43.2% minority equity interest in the Company's Asia Retail operations effective July 2003 and to Singer Thailand being included in the Company's consolidated results rather than being accounted for as an equity investment as in the first half of 2003, was offset by higher losses from Singer India and lower profits in Sri Lanka as compared to the 2003 second quarter.

The Company's loss from continuing operations for the three months ended June 30, 2004 was $2.2 million as compared to $4.5 million income for the same period in 2003. The income decrease of $6.7 million is largely due to a $2.2 million decline in equity earnings from operating affiliates, the $0.6 million of royalty expense and the $3.9 million decline in other income.

The Company's net loss for the 2004 second quarter, including income from the discontinued operations of the Sewing segment and trademark, and the impairment charge, net of tax benefit, was $30.6 million as compared to a net income of $1.4 million for the same period in 2003. The $32.0 million additional loss from prior year was primarily due to the $6.5 million decrease in the Company's income from continuing operations and the $25.3 million higher loss from discontinued operations including the impairment charge.

Dividends on the Preferred A Shares amounted to nil for the three-month period ended June 30, 2004 and $0.2 million for the three-month period ended June 30, 2003. This dividend was cumulative and was accrued but not paid. An additional amount of nil and $0.1 million for the 2004 and 2003 three-month periods, respectively, was accrued representing the accretion in the value of the Preferred A Shares. On January 9, 2003, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all 40 issued and outstanding Preferred A Shares of the Company for $3.8 million. The terms of the purchase agreement required the Company to pay $0.4 million or 10% upon execution of the agreement with the balance of $3.4 million being settled through a promissory note bearing interest at 12.5% per annum. As of December 31, 2003 the promissory note was paid in full and the Preferred A Shares have been classified as Preferred Treasury Shares.

The net loss available to Common Shares was $30.6 million for the three months ended June 30, 2004 as compared to the net income available to Common Shares of $1.1 million for the same period in 2003. This is equivalent to basic loss per Common Share of $3.86 and basic income per Common Share of $0.14, respectively.

2004 Six Months' Results

For the first six months ended June 30, 2004, the Company reported consolidated revenues (excluding the worldwide Sewing segment and revenue derived from certain licensing of the SINGER® trademark) of $141.6 million as compared to $80.3 million for the first half of 2003, an increase of $61.3 million or 76.3%. The increase in revenues was primarily due to the inclusion of Thailand's results, totaling $53.5 million, in the Company's consolidated results for the 2004 first half. This was coupled with a strong retail sales performance in Sri Lanka. This sales increase was partially offset by weaker retail sales in India and the Philippines.

The Company's revenues for the first half of 2004 included $20.8 million of finance charges on consumer credit sales compared to $7.2 million in the first half of 2003. The increase in finance charges is primarily due to the inclusion of Thailand's finance charges for the first half of the year along with increased finance charges in Sri Lanka due to strong retail sales.

Gross profit for the six months ended June 30, 2004 was $51.9 million, representing a gross margin of 36.7%, as compared to $26.7 million and a gross margin of 33.2% for the same period in 2003. The improvement in the gross margins is due to the inclusion of Thailand's gross margin for the first half of the year as Thailand's gross margins are higher than the average of the other retail operating units. Partially offsetting this improvement were lower gross margins, as compared to the prior period, in India and the Philippines.

Selling and administrative expenses for the six months ended June 30, 2004 were $46.1 million, representing 32.6% of revenues, as compared to $23.3 million and 29.1% of revenues for the same period in 2003. The increase in selling and administrative expenses as a percent of revenue is due to the inclusion of Thailand's selling and administrative expenses for the first half of the year as Thailand's selling and administrative expenses as a percentage of revenue are higher than the average of the other Retail operating units. Also contributing to the increase was higher selling and administrative expenses as a percentage of revenue, in India and the Philippines due to their decline in revenue without a corresponding decrease in their fixed selling and administrative expenses.

Operating income for the 2004 and 2003 first half was $5.8 million and $3.4 million, respectively, while EBITDA from continuing operations was $4.3 million and $10.4 million, respectively. The increase in operating income was due to the inclusion in the 2004 first half results of Thailand's operating income of $4.1 million. Partially offsetting this was a decline in operating income in India and the Philippines in the first half of the year. The $6.1 million decrease in EBITDA from continuing operations reflects the decrease in total other income (expense), and the increase in minority interest share in income. These were partially offset by the increase in operating income.

Interest expense for both the six-month periods ended June 30, 2004 and 2003 was $3.4 million.

Equity in loss from Operating Affiliates totaled $0.8 million during the six-month period ended June 30, 2004 as compared to income of $2.6 million for the same period in 2003. The $3.4 million decrease was primarily due to lower profitability at an operating affiliate in Sri Lanka. Also contributing to the decrease was the fact that Singer Thailand was accounted for as an equity investment in the first half of 2003 while in the 2004 first half Thailand was included in the Company's consolidated results.

Royalty expense for the six months ended June 30, 2004 was $1.3 million compared to nil for the same period in 2003. The royalty expense is for the use of the SINGER® trademark by the Retail Operating Companies in Asia and became effective July 31, 2003.

Miscellaneous other income was $1.4 million for the six-month period ended June 30, 2004 as compared to other income of $4.5 million for the same period in 2003. The $1.4 million of other income in the 2004 first half was primarily due to gains on sale of property, plant and equipment and a write-off of old accounts payable which were determined to be no longer valid liabilities. The other income in the first half of 2003 was primarily due to an increase in the estimated recovery on receivables from a former subsidiary that is in liquidation.

Provision for income taxes amounted to $2.6 million in the six-month period ended June 30, 2004, as compared to a $1.6 million tax provision for the same period in 2003. The much higher tax provision in 2004 is primarily due to the losses incurred in India and the Philippines with no corresponding tax benefit, and the equity loss from operating affiliates which is net of tax.

Minority interest share in income was $2.3 million for the 2004 first half compared to $0.9 million for the same period in 2003. This increase reflects the 43.2% minority equity interest in the Company's Asia Retail operations effective July 2003 and that Singer Thailand was included in the Company's consolidated results rather than being accounted for as an equity investment as was the case in the first half of 2003.

The Company's loss from continuing operations for the first half of 2004 was $3.2 million as compared to a $4.5 million income for the same period in 2003. The income decrease of $7.7 million is due to a $3.4 million decline in equity earnings from operating affiliates, the $1.3 million of royalty expense, the $3.1 million decline in other income, the $1.0 million increase in income taxes and the $1.4 million increase in minority interest share in income. These were partially offset by the $2.5 million increase in operating income.

The Company's net loss for the first half of 2004 was $27.3 million including income from the discontinued operations of the Sewing segment and trademark, and the impairment charge, net of tax benefit, as compared to a net loss of $12.6 million for the same period in 2003. The $14.7 million additional loss from prior year was primarily due to the $7.7 million decrease in the Company's income from continuing operations and the $6.9 million higher loss from discontinued operations including the impairment charge.

Dividends on the Preferred A Shares amounted to nil for the six-month period ended June 30, 2004 and $0.4 million for the six-month period ended June 30, 2003. This dividend was cumulative and was accrued but not paid. An additional amount of nil and $0.2 million for the 2004 and 2003 six-month periods, respectively, was accrued representing the accretion in the

value of the Preferred A Shares. As of December 31, 2003 the promissory note was paid in full and the Preferred A Shares have been classified as Preferred Treasury Shares.

The net loss available to Common Shares was $27.2 million for the six months ended June 30, 2004 as compared to the net loss available to Common Shares of $13.1 million for the same period in 2003. This is equivalent to basic loss per Common Share of $3.46 and basic loss per Common Share of $1.64, respectively.

Chairman's Comments

In commenting on the second quarter and first half results, Stephen H. Goodman, Singer's Chairman, President & CEO noted, "The Company reported a loss from continuing operations for the three months and six months ended June 30, 2004. This loss largely reflects three factors:

- Weakness in the Company's Retail operations in selected Asian markets, primarily India and the Philippines.
- Reduction in equity earnings from operating affiliates, primarily First Capital, the Company's affiliate in Sri Lanka.
- A level of corporate overhead and expense intended to support a larger business, including the worldwide Sewing operations sold in the KSIN transaction."

"To restore the Company's continuing operations to profitability," he continued, "Singer's management intends to aggressively address these issues over the next several months. A very significant corporate cost reduction program is being implemented that will reduce the level of corporate expense to better reflect the Company's reduced size and scope. Additional management attention will be directed at restructuring the Singer's Retail businesses, particularly in India and the Philippines, and at providing additional support to the Company's operating affiliates. Going forward, Singer will also benefit from a shift from interest as an expense to interest earnings, reflecting the Company's now significant cash holdings and the interest on the KSIN unsecured subordinated promissory notes. As a consequence of these activities and developments, I would expect to see the Company achieve near break-even performance for the second half of the year, and we are expecting the Company to be profitable again for the year 2005."

About Singer N.V.

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V.

The Company does not anticipate that its Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. Brokers should be able to continue trading Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting

to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

The Singer Retail business, the only operating business remaining following the completion of the KSIN sale, consists primarily of the distribution, through Company-owned retail stores and direct selling, of a wide variety of consumer durable products for the home in selected emerging markets in Asia and Jamaica. Retail sales activities in these markets are strengthened by the offer of consumer credit services provided by the Company to its customers. In some markets where it operates, Singer is recognized as a leading retailer of products for the home.

Additional financial and other information about the Company, including: a copy of Singer's audited consolidated financial statements for the twelve months ended December 31, 2003, 2002 and 2001 and for the three months ended December 31, 2000, together with the Auditor's Report thereon; the 2003 Disclosure Statement and Report dated April 2004, and the prior Disclosure Statements and Reports dated April 2003, May 2002 and September 2001; and copies of all quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000, may be found at the investor section of the Company's website, currently at www.singer.com. **Please note that effective October 25, 2004, the Company's website will be relocated to www.retailholdings.com.** Singer N.V. is obligated to change its corporate name to a name not including the word "Singer" on or prior to September 29, 2005.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using works such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation, except as required by applicable law. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's market worldwide, particularly in Asia, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies

in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of it businesses; improving efficiency in its sourcing and marketing operations; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact John Cannon at (914) 220-5134.

SINGER N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED JUNE 30, 2004 AND 2003
(in thousands of US dollars, except share and per share amounts)

	(Unaudited) Three Months Ended June 30, 2004 and 2003	
	2004	2003
Revenues	$ 69,598	$ 39,734
Cost of revenues	44,310	26,839
Gross profit	25,288	12,895
Selling and administrative expenses	23,843	11,575
Operating income	1,445	1,320
Other income (expense)		
Interest expense	1,803	1,742
Equity in (loss) earnings from operating affiliates	(502)	1,746
Royalty	(649)	-
Other, net	606	4,532
Total other income (expense)	(2,348)	4,536
Income (loss) from continuing operations before provision for income taxes and minority interest	(903)	5,856
Provision for income taxes	827	862
Minority interest share in income	494	521
Income (loss) from continuing operations	(2,224)	4,473
Discontinued operations		
Loss from operations of Mexico Retail, net of tax benefit	-	(7,710)
Income from operations of Sewing business and trademark	6,101	4,591
Impairment on assets held for sale of Sewing business and trademark, net of tax benefit	(34,500)	-
Loss on discontinued operation	(28,399)	(3,119)
Net income (loss)	(30,623)	1,354
Dividends on preferred shares	-	275
Net income (loss) available to common shares	$ (30,623)	$ 1,079
Earnings (loss) per common share - basic		
Income (loss) from continuing operations	$ (0.28)	$ 0.53
Net income (loss) available to common shares	$ (3.86)	$ 0.14
Earnings (loss) per common share - diluted		
Income (loss) from continuing operations	$ (0.28)	$ 0.47
Net income (loss) available to common shares	$ (3.86)	$ 0.14
Basic weighted average common shares outstanding	7,934,414	7,933,576
Diluted weighted average common shares outstanding	8,285,034	9,600,243

SINGER N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(in thousands of US dollars, except share and per share amounts)

	(Unaudited) Six Months ended June 30, 2004 and 2003	
Revenues	$ 141,618	$ 80,265
Cost of revenues	89,674	53,578
Gross profit	51,944	26,687
Selling and administrative expenses	46,142	23,337
Operating income	5,802	3,350
Other income (expense)		
Interest expense	3,417	3,441
Equity in (loss) earnings from operating affiliates	(803)	2,626
Royalty	(1,331)	-
Other, net	1,389	4,492
Total other income (expense)	(4,162)	3,677
Income (loss) from continuing operations before provision for income taxes and minority interest	1,640	7,027
Provision for income taxes	2,555	1,594
Minority interest share in income	2,302	912
Income (loss) from continuing operations	(3,217)	4,521
Discontinued operations		
Loss from operations of Mexico Retail, net of tax benefit	-	(23,877)
Income from operations of Sewing business and trademark	10,455	6,773
Impairment on assets held for sale of Sewing business and trademark, net of tax benefit	(34,500)	-
Loss on discontinued operations	(24,045)	(17,104)
Net income (loss)	(27,262)	(12,583)
Dividends on preferred shares	-	550
Net income (loss) available to common shares	$ (27,262)	$ (13,133)
Earnings (loss) per common share - basic		
Income (loss) from continuing operations	$ (0.41)	$ 0.50
Net income (loss) available to common shares	$ (3.46)	$ (1.64)
Earnings (loss) per common share - diluted		
Income (loss) from continuing operations	$ (0.41)	$ 0.47
Net income (loss) available to common shares	$ (3.46)	$ (1.30)
Basic weighted average common shares outstanding	7,902,620	7,996,326
Diluted weighted average common shares outstanding	8,301,377	9,662,993

FOR IMMEDIATE RELEASE
September 30, 2004

INFORMATION CONTACT
John Cannon at (914) 220-5134

SINGER N.V. ANNOUNCES CLOSING OF SALE OF SEWING BUSINESS

September 30, 2004, Curacao, Netherlands Antilles

Singer N.V. (Symbol: SNGR)

Singer N.V. ("Singer" the "Company") announced today that it had completed the sale of the Singer worldwide Sewing business and of the ownership of the SINGER® trademark to KSIN Holdings, Ltd. ("KSIN"), an affiliate of funds managed by Kohlberg & Co., LLC. The total consideration received by Singer was approximately $134.6 million, consisting of approximately $65.1 million of cash, $22.5 million in unsecured subordinated promissory notes and the pay-off or assumption by KSIN of approximately $47.0 million of Sewing-related debt, subject to post-closing price adjustments. The Company will retain certain continuing rights in the trademark and for the distribution of sewing machines in connection with its Retail businesses although it is obligated to change its corporate name to a name not including the word "Singer" on or prior to September 29, 2005.

Singer will continue to own 56.8% of the equity of Singer Asia Limited and 100% of the equity of Singer Jamaica Limited, the Company's subsidiaries which operate the Retail businesses in Asia and Jamaica. Singer Asia Limited presently operates in Bangladesh, India, Indonesia, Pakistan, the Philippines, Sri Lanka, Thailand and Vietnam, with operating rights in an additional 14 Asian markets. The Company will continue to have the right to use the SINGER® trademark and to be the exclusive distributor for SINGER® branded sewing machines and sewing related products in connection with its Retail businesses. All existing license and distribution agreements in these markets will remain outstanding and unchanged. The Retail operations accounted for approximately 49% of Singer's 2003 revenues, and 43% of its operating earnings before corporate expenses and eliminations.

Of the approximately $65.1 million in cash received by the Company, $26.3 million has been used to repay in full the Bank of Nova Scotia debt, the only corporate-level debt remaining from the Company's successful Chapter 11 reorganization in September 2000. A balance of approximately $36.9 million cash from the sale remains uncommitted after payment of expenses related to the sale. Plans for utilization of these funds have not been finalized, but possible uses may include investing in the Company's Retail businesses in Asia and Jamaica, a partial buy-back of the shares of Singer N.V.'s Common Stock, cash dividends on the shares of the Common Stock and investing in one or more new businesses.

The $22.5 million in unsecured subordinated promissory notes have a final maturity of seven years and an interest rate of 10% per annum, of which amount 70% is required to be paid in cash and 30% may be either capitalized by increasing the outstanding principal

amount or paid in cash at the option of KSIN. Payment of the principal and interest on the unsecured subordinated notes is subject to various risks, including the future performance of the business under its new ownership and the prior payment of senior indebtedness incurred in connection with the purchase. The notes are also subject to set-off with respect to amounts which could become payable by the Company under certain indemnification obligations undertaken in connection with the transaction.

The Sewing business that is being sold includes Company-owned marketing operations in the United States, Brazil, Canada, China, The Czech Republic and Hungary, Denmark and Sweden, Italy, Mexico, the Middle East and Africa, South America and the Caribbean, and Turkey, as well as a network of independent distributors and dealers in over one hundred additional markets. The business also includes manufacturing facilities in Brazil and China. The Sewing marketing and manufacturing operations accounted for about 51% of Singer's 2003 revenue, and 57% of its 2003 operating earnings before corporate expenses and eliminations.

Singer expects to realize an accounting loss of approximately $34.5 million on the sale, reflecting the difference between the book value of the assets being sold (primarily goodwill associated with the trademark) and the aggregate of the liabilities being transferred and the consideration received.

Chairman's Comments

In commenting on the closing of the transaction, Stephen H. Goodman, Singer's Chairman, President and CEO noted, "Management has consistently believed that the Company would achieve it's potential and that this realization would ultimately be reflected in the Company's market value. I believe that the successful completion of this sale will accelerate this process. The cash received from the sale will enable Singer to pay-off all of the corporate-level debt remaining from the Company's Chapter 11 reorganization and to be in an improved liquidity position to help fund the growth of the Asian and Jamaican Retail businesses. We will also be better able to focus management resources in these areas to realize their significant growth potential."

"Singer will be considering over the next several months alternative uses for the funds that have been generated. Among other alternatives, we will consider returning cash to the shareholders through a share buy-back program and/or through cash dividends. The Company also will be evaluating alternative legal and administrative structures and arrangements that may better reflect the Company's enhanced liquidity, more concentrated business and smaller aggregate size."

About Singer N.V.

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V.

The Singer Retail business, the only operating business remaining following the completion of the KSIN sale, consists primarily of the distribution, through Company-owned retail stores and direct selling, of a wide variety of consumer durable products for the home in selected emerging markets in Asia and Jamaica. Retail sales activities in these markets are strengthened by the offer of consumer credit services provided by the Company to its customers. In some markets where it operates, Singer is recognized as a leading retailer of products for the home.

Additional financial and other information about the Company, including: a copy of Singer's audited consolidated financial statements for the twelve months ended December 31, 2003, 2002 and 2001 and for the three months ended December 31, 2000, together with the Auditor's Report thereon; the 2003 Disclosure Statement and Report dated April 2004, and the prior Disclosure Statements and Reports dated April 2003, May 2002 and September 2001; and copies of all quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000, may be found at the investor section of the Company's website, currently at www.singer.com. **Please note that effective October 25, 2004, Singer N.V.'s website will be relocated to www.retailholdings.com.**

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation, except as required by applicable law. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's market worldwide, particularly in Asia, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its

businesses; improving efficiency in its sourcing and marketing operations; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact John Cannon at (914) 220-5134.

EXHIBIT NO.12 Exemption Number 82-5225

SINGER N.V.

Notice of a General Meeting of Shareholders
To be held on September 20, 2004

To the Shareholders of:

SINGER N.V.,
a corporation organized and existing under the laws of the Netherlands Antilles (the "Company").

Notice is hereby given that a General Meeting of Shareholders of the Company (the "General Meeting") will be held at the registered address of the Company at De Ruyterkade 62, Curaçao, Netherlands Antilles, commencing at 10:00 a.m. (Netherlands Antilles time), on September 20, 2004, for the following purposes:

1. To re-elect Mr. Alexander Johnston and Mr. Saroj K. Poddar to the membership of the Board as Class I Directors as of the date of the General Meeting to serve in such capacity until the conclusion of the annual general meeting of shareholders of the Company at which the financial statements for the fiscal year ending December 31, 2006 will be approved and adopted.

2. To approve and adopt the audited consolidated financial statements with respect to the Company's fiscal year ended December 31, 2003, as described in the Proxy Statement accompanying this Notice.

3. To confirm and accept the recommendation of the Board of Directors of the Company to not make any distribution of dividends to the shareholders of the Company with regard to the profits as determined by the adoption of Proposal Two and that the profits of the Company shall be fully reserved within the Company, as reflected in the Company's financial statements for that period provided that the profits be allocated to the separate accounts relating to the Preferred Shares and the Common Shares of the Company in accordance with the Articles of Incorporation of the Company.

4. To appoint KPMG LLP as auditors of the Company for the fiscal year ending December 31, 2004.

Respectfully,

By order of the Board of Directors of Singer N.V.
Phillip Watson
Secretary

August 26, 2004

YOUR VOTE IS IMPORTANT REGARDLESS OF THE SIZE OF YOUR HOLDINGS IN THE COMPANY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE GENERAL MEETING ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD BY MEANS OF THE ENCLOSED RETURN ENVELOPE. INSTRUCTIONS FOR THE PROPER EXECUTION OF PROXY CARDS ARE SET FORTH IN THE PROXY STATEMENT ACCOMPANYING THIS NOTICE.

PROXY STATEMENT

General Meeting of Shareholders of

SINGER N.V.
(the "Company")

to be held commencing at 10:00 a.m.
Netherlands Antilles time, on September 20, 2004
at the registered address of the Company
De Ruyterkade 62, Curaçao, Netherlands Antilles

This Proxy Statement is furnished to the holders (the "Shareholders") of Common Shares, par value U.S. $0.01 per share of the Company (the "Shares"), in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board"). The proxies solicited by this Proxy Statement are to be voted at the Annual General Meeting of Shareholders of the Company (the "General Meeting"), to be held at the time and place set forth above and for the purposes set forth below and in the accompanying notice of the General Meeting (the "Notice"). Enclosed are a copy of the Notice and a form of proxy card ("Proxy") for use at the Company's General Meeting.

One vote may be cast for each Common Share held. As of the close of business on August 20, 2004, the number of issued and outstanding Common Shares was 7,773,458.
September 10, 2004 will be the record date (the "Record Date") for determining the shareholders entitled to vote at the General Meeting. All holders of Shares as of the Record Date are entitled to receive the Notice, Proxy Statement and Proxy Card, to address the General Meeting and to vote thereat.

This Proxy Statement is first being mailed to shareholders on or about August 26, 2004.

THE GENERAL MEETING

At the General Meeting, the Shareholders will have the power to pass valid and binding resolutions with regard to all matters which affect the Company that have been proposed by the Board and are included in the Notice, provided that a quorum consisting of the holders of at least one-half of the outstanding Shares are present at the General Meeting either in person or by proxy. A majority of the votes cast at the General Meeting shall be necessary to adopt the resolutions at the General Meeting. Matters that are not included in the Notice and that properly come before the General Meeting will also be given consideration. However, other than the appointment of the Chairman of the General Meeting, valid and binding resolutions can only be adopted with regard to such matters if passed by unanimous vote, and if all issued and outstanding Shares are represented at the General Meeting.

The Company is organized and existing under the laws of the Netherlands Antilles. As required by the laws of the Netherlands Antilles and the Articles of Incorporation of the Company, all general meetings of shareholders must be held in the Netherlands Antilles. Shareholders may elect to attend the General Meeting in person or by a Proxy that is duly executed in writing. The enclosed Proxy Card has been prepared to ensure that all Shares have the opportunity to be represented at the General Meeting. Shares cannot be voted at the General Meeting unless the respective holder of record as of the Record Date is either present in person or represented by proxy.

Should the required quorum as described in the foregoing paragraph not be present at the General Meeting, no valid resolutions can be adopted and a second general meeting of shareholders shall be called and held within two months at which second meeting, regardless of the number of Shares represented, valid resolutions may be adopted, all as set forth in Article 14 of the Articles of Incorporation of the Company. Any qualified majority votes required by the Articles of Incorporation of the Company for the valid adoption of specific resolutions will remain unaffected.

INSTRUCTIONS FOR SIGNING PROXY CARDS

The following general rules for signing proxy cards may be of assistance to you in order that the Company may avoid the time and expense involved in validating your vote if you fail to sign your proxy card(s) properly.

1.	Individual Accounts:	Sign your name exactly as it appears in the registration on the proxy card(s).
2.	Joint Accounts:	Either party may sign, but the name of the party signing should conform exactly to the name shown in the registration on the proxy card(s).
3.	All Other Accounts:	The capacity of the individual signing the proxy card(s) should be indicated unless it is reflected in the form of registration. For example:

Registration	**Valid Signature**
Corporate Accounts	
(1) ABC Corporation	ABC Corp.
(2) ABC Corporation	John Doe, Treasurer
(3) ABC Corp. c/o John Doe, Treasurer	John Doe
(4) ABC Corp. Profit Sharing Plan	John Doe, Treasurer
Trust Accounts	
(1) ABC Trust	Jane B. Doe, Trustee
(2) Jane B. Doe, Trustee u/t/d 12/28/78	Jane B. Doe
Custodial or Estate Accounts	
(1) John Smith, Cust. f/b/o John Smith, Jr	John Smith
(2) Estate of John Smith	Smith Jr/Executor

VOTING OF PROXIES

All Shares represented at the General Meeting by properly executed Proxies received at the registered office of the Company on or before 10:00 a.m. (Netherlands Antilles time) on September 20, 2004, and not revoked, will be voted at the General Meeting in accordance with the instructions on the Proxies. If no instructions are indicated, properly executed Proxies will be voted "FOR" adoption of all proposals made at the General Meeting as recommended by the Board. The Board does not know of any matters, other than those referred to in the Notice, which are to come before the General Meeting.

Proxies duly executed and received and not revoked, will be valid at the General Meeting.

A Proxy given pursuant to this solicitation may be revoked at any time before it is voted by filing with the Company at the registered office of the Company no later than 10:00 a.m. (Netherlands Antilles time) on September 20, 2004, a written notice of revocation which bears a date later than the Proxy or by the Shareholder attending the General Meeting in person.

MATTERS TO BE CONSIDERED AT THE GENERAL MEETING

At the General Meeting, Shareholders are being asked to consider and vote upon the following Proposals:

PROPOSAL ONE: TO RE-ELECT MR. ALEXANDER JOHNSTON AND MR. SAROJ K. PODDAR TO THE MEMBERSHIP OF THE BOARD AS CLASS I DIRECTORS AS OF THE DATE OF THE GENERAL MEETING TO SERVE IN SUCH CAPACITY UNTIL THE CONCLUSION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY AT WHICH THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2006 WILL BE APPROVED AND ADOPTED.

The first proposal to be considered at the General Meeting is the re-election of Mr. Alexander Johnston and Mr. Saroj K. Poddar to the membership of the Board as Class I Directors as of the date of the General Meeting to serve in such capacity until the conclusion of the annual general meeting of shareholders of the Company at which the financial statements for the fiscal year ending December 31, 2006 will be approved and adopted. Shareholders can re-elect all or only some of the directors.

The Board recommends that Shareholders vote "FOR" Proposal One approving the re-election of all of Mr. Alexander Johnston and Mr. Saroj K. Poddar to the membership of the Board as Class I Directors as of the date of the General Meeting to serve in such capacity until the conclusion of the annual general meeting of shareholders of the Company at which the financial statements for the fiscal year ending December 31, 2006 will be approved and adopted.

PROPOSAL TWO: TO APPROVE AND ADOPT THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS WITH RESPECT TO THE COMPANY'S FISCAL YEAR ENDED DECEMBER 31, 2003.

The Company's audited consolidated annual report, for the fiscal year through December 31, 2003 has been made available to Shareholders by means of publication of the Annual Report for the year ended December 31, 2003 on the financial web-site of the Company (www.singer.com) and notice of such web-site publication has been given to Shareholders by means of a letter dated April 13, 2004. Shareholders can also request a copy of said consolidated annual report by contacting Barbara Wybraniec at the Singer Corporation, 333 Westchester Avenue, White Plains, NY 10604 by e-mail, at bwybraniec@singer.com or by telephone at (914) 220-5143, or inspect said consolidated annual report at the registered address of the Company at De Ruyterkade 62, Curacao, Netherlands Antilles. The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America and have been certified by the independent accounting firm of KPMG LLP. The financial statements of the Company with respect to the fiscal year ending December 31, 2003 have been made available to the Shareholders of the Company and the General Meeting is requested to adopt those financial statements as a requirement of Netherlands Antilles law.

The Board recommends that the shareholders vote "FOR" Proposal Two providing for the approval and adoption of the audited consolidated financial statements for the Company for the fiscal year through December 31, 2003.

PROPOSAL THREE: **TO CONFIRM AND ACCEPT THE RECOMMENDATION OF THE BOARD OF DIRECTORS OF THE COMPANY TO NOT MAKE ANY DISTRIBUTION OF DIVIDENDS TO THE SHAREHOLDERS OF THE COMPANY WITH REGARD TO THE PROFITS AS DETERMINED BY THE ADOPTION OF PROPOSAL TWO AND THAT THE PROFITS OF THE COMPANY SHALL BE FULLY RESERVED WITHIN THE COMPANY, AS REFLECTED IN THE COMPANY'S FINANCIAL STATEMENTS FOR THAT PERIOD PROVIDED THAT THE PROFITS BE ALLOCATED TO THE SEPARATE ACCOUNTS RELATING TO THE PREFERRED SHARES AND THE COMMON SHARES OF THE COMPANY IN ACCORDANCE WITH THE ARTICLES OF INCORPORATION OF THE COMPANY.**

In order for the Company and its subsidiaries to best maintain their ability to conduct their operations and maximize their potential of generating revenues, and so that the Company remains in compliance with the covenants in its debt agreements, it is required that all profits as determined by the adoption of the financial statements for the fiscal year ending December 31, 2003 be reserved and maintained as operating capital.

The Board recommends that the Shareholders vote "FOR" Proposal Three.

PROPOSAL FOUR: **TO APPOINT KPMG LLP AS AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2004.**

The Board of the Company has recommended the appointment of KPMG LLP, who have audited the Company's financial statements for the fiscal year ending December 31, 2003, as the auditors of the Company for the fiscal year ending December 31, 2004.

The Board recommends that the Shareholders vote "FOR" Proposal FOUR providing for the appointment of KPMG LLP as auditors of the Company for the fiscal year ending December 31, 2004

BY ORDER OF THE BOARD OF DIRECTORS OF SINGER N.V.

Phillip Watson
Secretary

August 26, 2004

PROXY

SINGER N.V.

PROXY CARD

This Proxy is made in connection with the General Meeting of Shareholders of the Company (the "General Meeting") to be held on September 20, 2004 at 10:00 a.m., Netherlands Antilles time, at the registered address of the Company at De Ruyterkade 62, Curaçao, Netherlands Antilles and is based on the information provided by the Company's Board of Directors in the Notice convening the General Meeting and in the accompanying Proxy Statement, both dated August 26, 2004.

The Undersigned hereby appoints and designates any authorized signatories of Curacao Corporation Company N.V. (the "Attorneys"), each acting individually and with the right of substitution, as his/her/its authorized attorney to represent the Undersigned in his/her/its capacity of Shareholder at the General Meeting, to address the General Meeting, and to vote on all his/her/its Shares with respect to all matters to be brought before the General Meeting as set forth in the Notice and with respect to any and all other matters that may properly come before the General Meeting. With regard to such other matters, the Proxies shall have the discretionary power and authority to vote for and on behalf of the Undersigned.

(Continued and to be signed on reverse side)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ **FOLD AND DETACH HERE** ▲

IF NO OTHER INDICATION IS MADE IT IS THE INTENT OF THE UNDERSIGNED THAT PROPOSALS 1, 2, 3 AND 4 BE VOTED "FOR".

Mark Here for Address Change or Comments
SEE REVERSE SIDE

THE ATTORNEYS ARE HEREBY INSTRUCTED TO VOTE IN THE FOLLOWING MATTER WITH RESPECT TO THE FOLLOWING PROPOSALS:

	FOR ALL	WITHHELD FOR ALL	FOR ALL EXCEPT
1. To re-elect 01 Mr. Alexander Johnston and 02 Mr. Saroj K. Poddar to the membership of the Board as Class I Directors as of the date of the General Meeting to serve in such capacity until the conclusion of the annual general meeting of shareholders of the Company at which the financial statements for the fiscal year ending December 31, 2006 will be approved and adopted:	☐	☐	☐

Withheld for the nominees you list below: (Write that nominee's name in the space provided below.)

____

	FOR	AGAINST	ABSTAIN
2. To approve and adopt the audited financial statements with respect to the Company's fiscal year ended December 31, 2003, as described in the Proxy Statement accompanying this Notice:	☐	☐	☐

	FOR	AGAINST	ABSTAIN
3. To confirm and accept the recommendation of the Board of Directors of the Company to not make any distribution of dividends to the shareholders of the Company with regard to the profits as determined by the adoption of Proposal Two and that the profits of the Company shall be fully reserved within the Company, as reflected in the Company's financial statements for that period provided that the profits be allocated to the separate accounts relating to the Preferred Shares and the Common Shares of the Company in accordance with the Articles of Incorporation of the Company.	☐	☐	☐

	FOR	AGAINST	ABSTAIN
4. To appoint KPMG LLP as auditors of the Company for the fiscal year ending December 31, 2004:	☐	☐	☐

IN WITNESS WHEREOF this Proxy was executed and shall be valid and effective exclusively at the General Meeting or any adjournment or adjournments thereof, provided no changes are made in the agenda, and shall otherwise terminate on December 31, 2004, 12:00 midnight.

Dated:______________________________, 2004

____
Name of Shareholder

____
(Signature)
(See instructions for signatures in Proxy Statement)

PLEASE RETURN THE COMPLETED PROXY CARD BY MEANS OF THE ENCLOSED RETURN ENVELOPE.

▲ **FOLD AND DETACH HERE** ▲

EXHIBIT NO.13

Exemption No. 82-5225

SINGER N.V.

Annual General Meeting of Shareholders
held on September 20, 2004

The Annual General Meeting of Shareholders of SINGER N.V. was held on September 20, 2004, at 10:00a.m. (Curacao time) at the registered office of the Company, De Ruyterkade 62, Curacao, Netherlands Antilles and the following matters were approved:

1. Messrs. Alexander Johnston and Saroj K. Poddar were re-elected to the membership of the Board as Class I Directors.

2. The Company's audited consolidated financial statements with respect to the Company's fiscal year ended December 31, 2003 were approved.

3. The recommendation of the Board of Directors of the Company to not make any distribution of dividends to the shareholders of the Company with regard to the profits for the Company's fiscal year ended December 31, 2003 was approved.

4. The appointment of KPMG LLP as auditors of the Company for the fiscal year ending December 31, 2004 was approved.

EXHIBIT NO.14 Exemption Number 82-5225

SINGER®

QUARTERLY REPORT

Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

**For the Quarterly Period Ended
June 30, 2004**

The Company publishes its consolidated financial statements in US dollars and in accordance with accounting principles generally accepted in the United States. In this Report, references to "US dollars", "dollars", "U.S.$", "US$", or "$" are to US currency.

The registered offices of the Company are located at De Ruyterkade 62, Willemstad, Curacao, Netherlands Antilles, and its telephone number is 599-9732-2555. Certain administrative matters are handled in the United States by the Company's subsidiary, Singer Corporation, located at 333 Westchester Avenue, White Plains, NY 10604. The Company's website is current **www.singer.com.** Effective October 25, 2004 the Company's website will be relocated to **www.retailholdings.com**.

As used herein, except as the context otherwise requires, the term "Company" or "Singer" refers to Singer N.V. and its consolidated subsidiaries. The term "Operating Companies" refers to locally incorporated companies which operate the Company's business in various countries around the world. The term "Operating Affiliates" refers to Operating Companies in which Singer exercises significant management influence but does not hold greater than 50% ownership. The term "Old Singer" refers to The Singer Company N.V., which filed for protection under Chapter 11 of the United States Bankruptcy Code in September 1999.

The Singer Creditor Trust has made the final distribution of the Common Shares of Singer N.V. to the holders of allowed, general unsecured claims against Old Singer.

The Company does not anticipate that its Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. Brokers should be able to continue trading Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, including levels of consumer spending; exchange rates, particularly between the US dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; improving efficiency in its sourcing and marketing operations; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN Holdings, Ltd.; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

SINGER N.V.

INDEX

PART I **Page**

Financial Information:

PART II

SINGER N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS
JUNE 30, 2004 and DECEMBER 31, 2003
(in thousands of US dollars, except share and per share amounts)

	(Unaudited) June 30, 2004	(Audited) December 31, 2003
ASSETS:		
Current assets-		
Cash and cash equivalents	$ 19,884	$ 27,550
Accounts receivable, net of allowances for doubtful accounts of $14,056 and $33,795, respectively	105,741	148,371
Inventories, net	43,932	74,278
Other current assets	16,372	16,377
Current assets held for sale	92,856	-
Total current assets	278,785	266,576
Investment in operating affiliates	6,006	7,243
Property, plant and equipment, net	21,159	45,589
Intangible assets, net	17,400	128,962
Other assets	54,000	63,168
Other assets held for sale	105,454	-
Total assets	$ 482,804	$ 511,538
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities-		
Notes and loans payable	$ 37,745	$ 78,175
Accounts payable	21,332	38,770
Accrued liabilities	25,944	33,050
Current portion of long-term debt	24,542	52,417
Current liabilities held for sale	85,427	-
Total current liabilities	194,990	202,412
Long-term debt	46,781	55,325
Other non-current liabilities	30,373	61,056
Minority interest	65,742	70,362
Non-current liabilities held for sale and minority interest	48,432	-
Total liabilities	386,318	389,155
SHAREHOLDERS' EQUITY:		
Common Shares, $0.01 par value, authorized 20,000,000 shares, issued and outstanding 7,748,958 in 2004 and 7,870,826 in 2003	77	79
Additional paid-in capital	99,905	97,420
Retained earnings (deficit)	(2,324)	24,938
Accumulated other comprehensive loss	(1,172)	(54)
Total shareholders' equity	96,486	122,383
Total liabilities and shareholders' equity	$ 482,804	$ 511,538

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these Statements

SINGER N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2004 AND 2003 (Unaudited)
(in thousands of US dollars, except share and per share amounts)

	Three Months Ended June 30, 2004 and 2003		Six Months ended June 30, 2004 and 2003	
Revenues	$ 69,598	$ 39,734	$ 141,618	$ 80,265
Cost of revenues	44,310	26,839	89,674	53,578
Gross profit	25,288	12,895	51,944	26,687
Selling and administrative expenses	23,843	11,575	46,142	23,337
Operating income	1,445	1,320	5,802	3,350
Other income (expense)				
Interest expense	1,803	1,742	3,417	3,441
Equity in (loss) earnings from operating affiliates	(502)	1,746	(803)	2,626
Royalty	(649)	-	(1,331)	-
Other, net	606	4,532	1,389	4,492
Total other income (expense)	(2,348)	4,536	(4,162)	3,677
Income (loss) from continuing operations before provision for income taxes and minority interest	(903)	5,856	1,640	7,027
Provision for income taxes	827	862	2,555	1,594
Minority interest share in income	494	521	2,302	912
Income (loss) from continuing operations	(2,224)	4,473	(3,217)	4,521
Discontinued operations				
Loss from operations of Mexico Retail, net of tax benefit	-	(7,710)	-	(23,877)
Income from operations of Sewing business and trademark	6,101	4,591	10,455	6,773
Impairment on assets held for sale of Sewing business and trademark, net of tax benefit	(34,500)	-	(34,500)	-
Loss on discontinued operations	(28,399)	(3,119)	(24,045)	(17,104)
Net income (loss)	(30,623)	1,354	(27,262)	(12,583)
Dividends on preferred shares	-	275	-	550
Net income (loss) available to common shares	$ (30,623)	$ 1,079	$ (27,262)	$ (13,133)
Earnings (loss) per common share - basic				
Income (loss) from continuing operations	$ (0.28)	$ 0.53	$ (0.41)	$ 0.50
Income (loss) from discontinued operations	$ (3.58)	$ (0.39)	$ (3.05)	$ (2.14)
Net income (loss) available to common shares	$ (3.86)	$ 0.14	$ (3.46)	$ (1.64)
Earnings (loss) per common share - diluted				
Income (loss) from continuing operations	$ (0.28)	$ 0.47	$ (0.41)	$ 0.47
Income (loss) from discontinued operations	$ (4.35)	$ (0.33)	$ (3.05)	$ (1.77)
Net income (loss) available to common shares	$ (3.86)	$ 0.14	$ (3.46)	$ (1.30)
Basic weighted average common shares outstanding	7,934,414	7,933,576	7,902,620	7,996,326
Diluted weighted average common shares outstanding	8,285,034	9,600,243	8,301,377	9,662,993

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these Statements

SINGER N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2004 and 2003 (Unaudited)
(in thousands of US dollars)

	Six Months ended June 30, 2004	Six Months ended June 30, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (27,262)	$ (12,583)
Adjustments to reconcile net loss to net cash used in operating activities-		
Depreciation and amortization	1,511	859
Gain from disposal of property, plant and equipment	(1,187)	-
Impairment on assets held for sale of Sewing business	34,500	-
Loss from purchase of minority interest	41	-
(Income) loss from discontinued operations	(10,455)	17,104
Provision for doubtful accounts	4,449	2,756
Equity in loss (earnings) from operating affiliates, net of dividends received	1,236	(705)
Minority interest share in income	2,302	912
Change in assets and liabilities-		
Increase in accounts receivable	(14,002)	(8,109)
Increase in inventory	(2,477)	(2,684)
Increase in other current assets	(1,648)	(306)
Increase in accounts payable and accrued liabilities	1,689	426
Other, net	377	(4,764)
Total adjustments	16,336	5,489
Net cash used in operating activities	(10,926)	(7,094
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(1,841)	(959)
Proceeds from disposal of property, plant and equipment	1,907	-
Increase in investments in operating affiliates	(307)	-
Net cash used in investing activities	(241)	(959)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net (decrease) increase in notes and loans payable	(6,602)	3,936
Additions to long-term debt	19,651	-
Payments of long-term debt	(5,805)	-
Repurchase of preferred shares	-	(1,016)
Proceeds from stock options exercised	214	-
Net cash provided by financing activities	7,458	2,920
Effect of exchange rate changes on cash	578	386
Net cash (used in) provided by discontinued operations	(4,535)	1,424
Net decrease in cash and cash equivalents	(7,666)	(3,323)
CASH AND CASH EQUIVALENTS, at beginning of the period	27,550	13,543
CASH AND CASH EQUIVALENTS, at end of the period	$ 19,884	$ 10,220

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these Statements

SINGER N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(in thousands of US dollars)

1. BUSINESS AND ORGANIZATION

Singer N.V. ("Singer" or the "Company") was formed as a new corporate entity in the Netherlands Antilles in December 1999. Effective September 14, 2000, Singer became the parent company of several operating companies (the "Operating Companies"), formerly owned by The Singer Company N.V. ("Old Singer"), as well as the owner of the SINGER® brand name.

The Company is a holding company whose subsidiaries are engaged in retail distribution of a wide variety of consumer durable products for the home in selected emerging markets, with consumer credit and other financial services available to qualified customers.

On June 11, 2004, Singer announced that it had entered into a definitive agreement pursuant to which KSIN Holdings, Ltd. ("KSIN"), an affiliate of funds managed by Kohlberg & Co., LLC, would acquire the Singer worldwide Sewing business and the ownership of the SINGER® trademark for a total consideration of approximately $134.6 million (the "KSIN Transaction"). The KSIN Transaction was completed on September 30, 2004. The total consideration consists of approximately $65.1 million of cash, $22.5 million in unsecured subordinated promissory notes and the pay-off or assumption by KSIN of approximately $47.0 million of sewing-related debt, subject to post-closing price adjustments.

2. BASIS OF PRESENTATION

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial information. Accordingly, they do not include all of the disclosures required by generally accepted accounting principles in the United States of America for annual financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of interim period results have been included. Operating results for the three-month and six-month periods ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's 2003 Disclosure Statement and Annual Report dated April 2004.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

Certain prior year amounts have been reclassified to conform to the 2004 presentation.

Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities" and in December 2003 issued FIN 46R, an amendment of FIN 46. FIN 46R establishes criteria to identify variable interest entities ("VIE") and the primary beneficiary of such entities. Entities that qualify as VIE's must be consolidated by their primary beneficiary. All other holders of significant variable interests in a VIE must disclose the nature, purpose, size and activity of the VIE, as well as their maximum exposure to losses as a result of involvement with a VIE. FIN 46R will be effective for the Company for fiscal years beginning after December 31, 2003 for VIE's created before February 1, 2003, but is effective immediately for VIE's created after January 31, 2003. The implementation of FIN 46R did not have an impact on the consolidated financial statements of the Company as no VIE's were created after January 31, 2003. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", which provides standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Statement is generally effective for financial instruments entered into or modified after May 31, 2003 and for pre-existing instruments as of the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

3. ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

	June 30, 2004	December 31, 2003
Trade receivables	$ 16,485	$ 59,280
Installment receivables	163,488	151,656
Other	8,740	16,318
	188,713	227,254
Less:		
Unearned carrying charges	(43,067)	(38,939)
Installment receivables due in excess of one year	(39,905)	(39,944)
	$ 105,741	$ 148,371

Trade and other receivables for the Sewing business have been reclassified as current assets held for sale.

4. LONG-TERM DEBT

Long-term debt is summarized as follows:

	June 30, 2004	December 31, 2003
Bonds and Debentures:		
Sri Lanka - 17% due 2004	$ 3,910	$ 4,145
- 13% due 2005	2,932	3,109
- 10% due 2008	2,444	-
Brazil - A Bonds - 10% due 2005	-	12,749
Brazil - Old Bonds - 12%	-	6,702
Loans:		
Omnibus Agreement	16,317	16,673
Thailand – Kasikron Bank	11,817	6,944
Thailand – Bank of Asia	10,390	8,208
Thailand - Asia Credit Public	4,889	-
Sri Lanka - National Development Bank	4,590	-
Sri Lanka - Mercantile Services Provident Society	3,421	-
Thailand – DBS Thai Danu Bank	3,057	3,788
Thailand – Siam Commercial Bank	2,034	2,524
Nova Scotia Financing Agreement	-	28,750
Singer U.S. - Livingston Loan Agreement	-	4,000
Brazil - Banco Unibanco	-	2,693
Other	5,522	7,457
	71,323	107,742
Less- Current portion	(24,542)	(52,417)
	$ 46,781	$ 55,325

As of June 30, 2004, the Company was in compliance with all of the Nova Scotia Financing Agreement covenants and restrictions as amended. Debt facilities with Brazil and Singer U.S. have been reclassified as non-current liabilities held for sale (see Note 5). In connection with the completion of the KSIN Transaction on September 30, 2004 the Company paid off the Nova Scotia Financing Agreement. All of the Brazil and Singer U.S. debt was either paid off or assumed by KSIN at that time.

5. DISCONTINUED OPERATIONS AND ASSETS AND LIABILITIES HELD FOR SALE

On June 11, 2004, Singer announced that it had entered into a definitive agreement relating to the KSIN Transaction, which was completed on September 30, 2004. Accordingly, the results of operations for the Sewing business and SINGER® trademark are reported separately as discontinued operations and are summarized as follows:

	January 1, 2004 to June 30, 2004	January 1, 2003 to June 30, 2003
Revenues	$ 97,536	$ 87,565
Operating income	$ 12,812	$ 11,167
Income from operations of Sewing business and trademark	$ 10,455	$ 6,773
Impairment on assets held for sale of Sewing business and trademark, net of tax benefit	$ 34,500	$ -

Assets and liabilities for the Sewing business and trademark are classified as assets and liabilities held for sale as well as the minority interest and are summarized as follows:

	June 30, 2004
ASSETS:	
Current assets-	
Cash and cash equivalents	$ 7,968
Accounts receivable, net of allowances for doubtful accounts	42,790
Inventories, net	39,990
Other current assets	2,108
Total current assets	92,856
Property, plant and equipment, net	22,633
Intangible assets, net	79,623
Other assets	3,198
Total assets	$ 198,310
LIABILITIES:	
Current liabilities-	
Notes and loans payable	$ 22,701
Accounts payable	17,870
Accrued liabilities	9,668
Current portion of long-term debt	35,188
Total current liabilities	85,427
Long-term debt	20,435
Minority interest	1,087
Other non-current liabilities	26,910
Total liabilities	$ 133,859

On September 30, 2003, the Company sold for proceeds of one dollar the shares of the parent company of Singer Mexico, resulting in a $16.1 million reversal of losses previously recorded that exceeded the Company's investment and exposure in Singer Mexico.

As a consequence of this sale, Singer ceased to own or control Singer Mexico and the results of operations of Singer Mexico's Retail and finance division are reported separately as discontinued operations and are summarized as follows:

	January 1, 2003 to June 30, 2003
Revenues	$ 22,828
Operating loss	$ (21,284)
Loss from operations of Mexico Retail, net of tax benefit	$ (23,877)

6. SHAREHOLDERS' EQUITY AND OTHER STOCK RELATED INFORMATION

On January 9, 2003, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all 40 issued and outstanding Series A convertible Preferred stock ("Preferred A Shares") of the Company for $3.8 million. The terms of the purchase agreement required the Company to pay $0.4 million or 10% upon execution of the agreement with the balance of $3.4 million being settled through a promissory note bearing interest at 12.5% per annum. As of December 31, 2003 the promissory note was paid in full and the Preferred A Shares have been classified as Preferred Treasury Shares.

During 2003 and 2002, the Company purchased allowed general unsecured claims against Old Singer. The claims purchased during 2003 and 2002 entitled the holders to 188,252 and 62,751 common shares of the Company, respectively. These shares have been classified as Treasury Shares, reducing the number of issued and outstanding Common Shares by that amount.

On June 30, 2004, the Company entered into a settlement agreement with the Singer Creditor Trust that has resulted in 312,631 Common Shares of the Company held by subsidiaries to now be classified as Treasury Shares.

During the first half of 2004, the Company granted 313,000 stock options with a weighted average exercise price of $3.64; 190,763 stock options with a weighted average exercise price of $1.12 were exercised during the same time period.

7. COMPREHENSIVE INCOME

	Three Months ended June 30, 2004 and 2003		Six Months ended June 30, 2004 and 2003	
Net income (loss)	$ (30,623)	$ 1,354	$ (27,262)	$ (12,583)
Other comprehensive loss:				
Foreign currency translation adjustment	(1,203)	(506)	(1,118)	(2,228)
Comprehensive income (loss)	$ (31,826)	$ 848	$ (28,380)	$ (14,811)

8. EARNINGS PER SHARE OF COMMON STOCK

	Three Months Ended June 30, 2004 and 2003		Six Months ended June 30, 2004 and 2003	
Weighted-average number of shares on which earnings per share calculations are based:				
Basic	7,934,414	7,933,576	7,902,620	7,996,326
Add - incremental shares associated with stock options	350,620	-	398,757	-
Add - incremental shares associated with preferred shares	-	1,666,667	-	1,666,667
Diluted	8,285,034	9,600,243	8,301,377	9,662,993
Income (loss) from continuing operations	$ (2,224)	$ 4,473	$ (3,217)	$ 4,521
Preferred share dividends	-	(275)	-	(550)
Income (loss) from continuing operations available to common shares	$ (2,224)	$ 4,198	$ (3,217)	$ 3,971
Discontinued operations:				
Loss from operations of Mexico Retail, net of tax benefit	-	(7,710)	-	(23,877)
Income from operations of Sewing business and trademark	6,101	4,591	10,455	6,773
Impairment on assets held for sale of Sewing business and trademark, net of tax benefit	34,500	-	34,500	-
Discontinued operations, net of tax	(28,399)	3,119	(24,045)	(17,104)
Income (loss) on which basic earnings per share is calculated	$ (30,623)	$ 1,079	$ (27,262)	$ (13,133)
Income (loss) from continuing operations	$ (2,224)	$ 4,473	$ (3,217)	$ 4,521
Discontinued operations, net of tax	(28,399)	(3,119)	(24,045)	(17,104)
Income (loss) on which diluted earnings per share is calculated	$ (30,623)	$ 1,354	$ (27,262)	$ (12,583)
Earnings (loss) per common share - basic				
Income (loss) from continuing operations	$ (0.28)	$ 0.53	$ (0.41)	$ 0.50
Discontinued operations:				
Loss from operations of Mexico Retail, net of tax benefit	-	(0.97)	-	(2.99)
Income from operations of Sewing business and trademark	0.77	0.58	1.32	0.85
Impairment on assets held for sale of Sewing business and trademark, net of tax benefit	(4.35)	-	(4.37)	-
Discontinued operations, net of tax	(3.58)	(0.39)	(3.05)	(2.14)
Income (loss) available to common shares	$ (3.86)	$ 0.14	$ (3.46)	$ (1.64)
Earnings (loss) per common share - diluted				
Income (loss) from continuing operations	$ (0.28)	$ 0.47	$ (0.41)	$ 0.47
Discontinued operations:				
Loss from operations of Mexico Retail, net of tax benefit	-	(0.80)	-	(2.47)
Income from operations of Sewing business and trademark	0.77	0.47	1.32	0.70
Impairment on assets held for sale of Sewing business and trademark, net of tax benefit	(4.35)	-	(4.37)	-
Discontinued operations, net of tax	(3.58)	(0.33)	(3.05)	(1.77)
Income (loss) available to common shares	$ (3.86)	$ 0.14	$ (3.46)	$ (1.30)

9. PURCHASE OF ADDITIONAL INTEREST IN SINGER THAILAND

Effective October 29, 2003 the Company, on behalf of Singer Asia, acquired an additional 4.1% of the outstanding shares of Singer Thailand Public Company Limited ("Singer Thailand") to bring its equity holdings in that company to 52.1%. This has resulted in Singer Thailand's operations being included in the Company's consolidated financial statements effective that date. Previously, Singer Thailand was being reported as an affiliate and its' results accounted for under the equity method. The purchase price was $2.1 million for the additional 4.1% of the outstanding shares. The cost to acquire these additional shares of Singer Thailand has been allocated to the assets acquired and liabilities assumed according to estimated fair values, which did not result in any goodwill. The consolidation of Singer Thailand has resulted in significantly higher revenues and operating income and a significant increase in minority interest liability; however, net income has not been materially impacted.

During the first quarter of 2004 the Company, on behalf of Singer Asia, purchased an additional 0.5% of the outstanding shares of Singer Thailand to bring its holdings in that Company to 52.6%. Under the Investment Agreement with the private investment fund that invested in Singer Asia, the Company committed to fund the purchase of an aggregate of 4.99% of the Singer Thailand shares. An additional 0.4% of the Singer Thailand shares were purchased during the third quarter of 2004, satisfying the Company's obligation.

10. PURCHASE OF ADDITIONAL INTEREST IN SINGER ITALY

During March 2004, the Company purchased for one dollar the remaining 49% of the common shares and 100% of the preferred shares of Singer Italia SpA ("Singer Italy") that were previously owned by the minority shareholder. Singer now owns 100% of the common and preferred shares of Singer Italy. This resulted in a $2.3 million reduction of minority interest liability and an increase in additional paid-in capital.

11. SEGMENT RELATED INFORMATION

The Company is a holding company whose subsidiaries are engaged in retail distribution of a wide variety of consumer durable products for the home in selected emerging markets, with consumer credit and other financial services available to qualified customers.

The operations and the performance of these subsidiaries by geographic area and corporate expenses is as follows:

Segment Data	Three Months ended June 30, 2004 and 2003		Six Months ended June 30, 2004 and 2003	
Revenues:				
Retail-				
Asia	$ 64,942	$ 63,555	$ 133,105	$ 128,035
Jamaica	4,656	3,671	8,513	7,616
	69,598	67,226	141,618	135,651
Less- Operating Affiliate, Thailand	-	(27,492)	-	(55,386)
Total revenues	$ 69,598	$ 39,734	$ 141,618	$ 80,265
Operating income:				
Retail-				
Asia	$ 3,252	$ 4,959	$ 9,178	$ 10,609
Jamaica	130	256	148	515
	3,382	5,215	9,326	11,124
Corporate and eliminations	(1,937)	(1,810)	(3,524)	(3,289)
	1,445	3,405	5,802	7,835
Less- Operating Affiliate, Thailand	-	(2,085)	-	(4,485)
Total operating income	$ 1,445	$ 1,320	$ 5,802	$ 3,350
Interest expense:				
Retail-				
Asia	$ 1,654	$ 1,656	$ 3,265	$ 3,370
Jamaica	-	171	-	265
	1,654	1,827	3,265	3,635
Corporate and eliminations	149	69	152	138
	1,803	1,896	3,417	3,773
Less- Operating Affiliate, Thailand	-	(154)	-	(332)
Total interest expense	$ 1,803	$ 1,742	$ 3,417	$ 3,441

Net sales between geographic areas, which are eliminated in the financial statements, were not material to the operating income of any geographic area in the periods presented. No single customer accounted for 10% or more of total revenues.

Assets by geographic area include those assets which are specifically identifiable with the operations in each area. Asia includes operations located in the Pacific and Asia regions.

PART II

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the twelve months ended December 31, 2003 and the unaudited consolidated financial statements of the Company for the three months ended June 30, 2004 and 2003 and for the six months ended June 30, 2004 and 2003. This section contains forward-looking statements that are subject to the "Cautionary Statement With Respect To Forward-Looking Statements" appearing elsewhere herein. Risks to the Company are also discussed elsewhere herein.

Results Of Operations

The Company's results of operations, as presented, are impacted significantly by the KSIN Transaction entered into by the Company on June 11, 2004, and completed on September 30, 2004. Accordingly:

- The results of operations for the Sewing segment are reported separately as discontinued operations, shifting $6.1 million and $10.5 million in net income for the second quarter ended June 30, 2004 and for the six months ended June 30, 2004, respectively, from continuing operations to discontinued operations.

- An impairment charge of $34.5 million is recorded to reflect the difference between the book value of the assets being sold - primarily goodwill associated with the trademark - and the liabilities being transferred and consideration received.

Three Months Ended June 30, 2004 and June 30, 2003

For the second quarter ended June 30, 2004, the Company reported consolidated revenues (excluding the worldwide Sewing segment and revenue derived from certain licensing of the SINGER® trademark) of $69.6 million as compared to $39.7 million for the second quarter of 2003, an increase of $29.9 million or 75.3%. The increase in revenues was primarily due to the inclusion of Thailand's results, totaling $25.4 million, in the Company's consolidated results for the 2004 second quarter. This was coupled with a strong retail sales performance in Sri Lanka. This sales increase was partially offset by weaker retail sales in India and the Philippines.

The Company's revenues for the second quarter of 2004 included $10.6 million of finance charges on consumer credit sales compared to $3.6 million in the second quarter of 2003. The increase in finance charges is primarily due to the inclusion of Thailand's finance charges for the 2004 second quarter along with increased finance charges in Sri Lanka due to strong retail sales.

Gross profit for the three months ended June 30, 2004 was $25.3 million, representing a gross margin of 36.3%, as compared to $12.9 million and a gross margin of 32.5% for the same period in 2003. The improvement in the gross margin is due to the inclusion of Thailand's gross margin for the 2004 second quarter as Thailand's gross margin is higher than the average of the other Retail operating units. Also impacting the gross margin percentage were lower gross margins, as compared to the prior period, in India and the Philippines and a higher gross margin in Sri Lanka.

Selling and administrative expenses for the three months ended June 30, 2004 were $23.8 million, representing 34.3% of revenues, as compared to $11.6 million and 29.1% of revenues for the same period in 2003. The increase in selling and administrative expenses as a percent of revenue is due to the inclusion of Thailand's selling and administrative expenses for the second quarter of the year as Thailand's selling and administrative expenses as a percentage of revenue are higher than the average of the other Retail operating units. Also contributing to the increase was higher selling and administrative expenses, as a percentage of revenue, in India and the Philippines due to their decline in revenue without a corresponding decrease in their fixed selling and administrative expenses.

Operating income for the 2004 and 2003 quarters was $1.4 million and $1.3 million, respectively, while EBITDA (net income before interest expense, taxes, depreciation and amortization) from continuing operations was $1.2 million and $7.5 million, respectively. The increase in operating income that was due to the inclusion in the 2004 second quarter results of Thailand's operating income was largely offset by a decline in operating income in India and the Philippines. The $6.3 million decrease in EBITDA from continuing operations reflects the drop in total other income (expense) in the second quarter of 2004 as compared to the second quarter of 2003.

Interest expense for the three-month period ended June 30, 2004 was $1.8 million, as compared to $1.7 million for the three-month period ended June 30, 2003.

Equity in loss from Operating Affiliates totaled $0.5 million during the three-month period ended June 30, 2004 as compared to income of $1.7 million for the same period in 2003. The $2.2 million decrease was primarily due to lower profitability at an operating affiliate in Sri Lanka. Also contributing to the decrease was the fact that Singer Thailand was accounted for as an equity investment in the second quarter of 2003 while in the 2004 second quarter Thailand was included in the Company's consolidated results.

Royalty expense for the three months ended June 30, 2004 was $0.6 million compared to nil for the same period in 2003. The royalty expense is for the use of the SINGER® trademark by the Retail Operating Companies in Asia and became effective July 31, 2003.

Miscellaneous other income was $0.6 million for the three-month period ended June 30, 2004 as compared to other income of $4.5 million for the same period in 2003. The $0.6 million of other income in the 2004 second quarter was primarily due to gains on sale of property, plant and equipment. The corresponding income in the second quarter of 2003 was primarily due to an increase in the estimated recovery on receivables from a former subsidiary that is in liquidation.

Provision for income taxes amounted to $0.8 million against a pre-tax, pre-minority interest loss of $0.9 million in the three-month period ended June 30, 2004, as compared to a $0.9 million tax provision for the same period in 2003. The much higher tax provision in 2004 relative to pre-tax income is primarily due to the losses incurred in India and the Philippines, with no corresponding tax benefit, and the equity loss from operating affiliates which is net of tax.

Minority interest share in income was $0.5 million for both the 2004 and 2003 second quarter. The increase due to the sale of a 43.2% minority equity interest in the Company's Asia Retail operations effective July 2003 and to Singer Thailand being included in the Company's consolidated results rather than being accounted for as an equity investment as in the first half of 2003, were offset by higher losses from Singer India and lower profits in Sri Lanka as compared to the 2003 second quarter.

The Company's loss from continuing operations for the three months ended June 30, 2004 was $2.2 million as compared to $4.5 million income for the same period in 2003. The income decrease of $6.7 million is largely

due to a $2.2 million decline in equity earnings from operating affiliates, the $0.6 million of royalty expense and the $3.9 million decline in other income.

The Company's net loss for the 2004 second quarter, including income from the discontinued operations of the Sewing segment and trademark and the impairment charge, net of tax benefit, was $30.6 million as compared to a net income of $1.4 million for the same period in 2003. The $32.0 million additional loss from prior year was primarily due to the $6.5 million decrease in the Company's income from continuing operations and the $25.3 million higher loss from discontinued operations including the impairment charge.

Dividends on the Preferred A Shares amounted to nil for the three-month period ended June 30, 2004 and $0.2 million for the three-month period ended June 30, 2003. This dividend was cumulative and was accrued but not paid. An additional amount of nil and $0.1 million for the 2004 and 2003 three-month periods, respectively, was accrued representing the accretion in the value of the Preferred A Shares. On January 9, 2003, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all 40 issued and outstanding Preferred A Shares of the Company for $3.8 million. The terms of the purchase agreement required the Company to pay $0.4 million or 10% upon execution of the agreement with the balance of $3.4 million being settled through a promissory note bearing interest at 12.5% per annum. As of December 31, 2003 the promissory note was paid in full and the Preferred A Shares have been classified as Preferred Treasury Shares.

The net loss available to Common Shares was $30.6 million for the three months ended June 30, 2004 as compared to the net income available to Common Shares of $1.1 million for the same period in 2003. This is equivalent to basic loss per Common Share of $3.86 and basic income per Common Share of $0.14, respectively.

Six Months Ended June 30, 2004 and June 30, 2003

For the first six months ended June 30, 2004, the Company reported consolidated revenues (excluding the worldwide Sewing segment and revenue derived from certain licensing of the SINGER® trademark) of $141.6 million as compared to $80.3 million for the first half of 2003, an increase of $61.3 million or 76.3%. The increase in revenues was primarily due to the inclusion of Thailand's results, totaling $53.5 million, in the Company's consolidated results for the 2004 first half. This was coupled with a strong retail sales performance in Sri Lanka. This sales increase was partially offset by weaker retail sales in India and the Philippines.

The Company's revenues for the first half of 2004 included $20.8 million of finance charges on consumer credit sales compared to $7.2 million in the first half of 2003. The increase in finance charges is primarily due to the inclusion of Thailand's finance charges for the first half of the year along with increased finance charges in Sri Lanka due to strong retail sales.

Gross profit for the six months ended June 30, 2004 was $51.9 million, representing a gross margin of 36.7%, as compared to $26.7 million and a gross margin of 33.2% for the same period in 2003. The improvement in the gross margins is due to the inclusion of Thailand's gross margin for the first half of the year as Thailand's gross margins are higher than the average of the other retail operating units. Partially offsetting this improvement were lower gross margins, as compared to the prior period, in India and the Philippines.

Selling and administrative expenses for the six months ended June 30, 2004 were $46.1 million, representing 32.6% of revenues, as compared to $23.3 million and 29.1% of revenues for the same period in 2003. The increase in selling and administrative expenses as a percent of revenue is due to the inclusion of Thailand's selling and administrative expenses for the first half of the year as Thailand's selling and administrative expenses as a percentage of revenue are higher than the average of the other Retail operating units. Also

contributing to the increase was higher selling and administrative expenses, as a percentage of revenue, in India and the Philippines due to their decline in revenue without a corresponding decrease in their fixed selling and administrative expenses.

Operating income for the 2004 and 2003 first half was $5.8 million and $3.4 million, respectively, while EBITDA from continuing operations was $4.3 million and $10.4 million, respectively. The increase in operating income was due to the inclusion in the 2004 first half results of Thailand's operating income of $4.1 million. Partially offsetting this was a decline in operating income in India and the Philippines in the first half of the year. The $6.1 million decrease in EBITDA from continuing operations reflects the decrease in total other income (expense), and the increase in minority interest share in income. These were partially offset by the increase in operating income.

Interest expense for both the six-month periods ended June 30, 2004 and 2003 was $3.4 million.

Equity in loss from Operating Affiliates totaled $0.8 million during the six-month period ended June 30, 2004 as compared to income of $2.6 million for the same period in 2003. The $3.4 million decrease was primarily due to lower profitability at an operating affiliate in Sri Lanka. Also contributing to the decrease was the fact that Singer Thailand was accounted for as an equity investment in the first half of 2003 while in the 2004 first half Thailand was included in the Company's consolidated results.

Royalty expense for the six months ended June 30, 2004 was $1.3 million compared to nil for the same period in 2003. The royalty expense is for the use of the SINGER® trademark by the Retail Operating Companies in Asia and became effective July 31, 2003.

Miscellaneous other income was $1.4 million for the six-month period ended June 30, 2004 as compared to other income of $4.5 million for the same period in 2003. The $1.4 million of other income in the 2004 first half was primarily due to gains on sale of property, plant and equipment and a write-off of old accounts payable which were determined to be no longer valid liabilities. The other income in the first half of 2003 was primarily due to an increase in the estimated recovery on receivables from a former subsidiary that is in liquidation.

Provision for income taxes amounted to $2.6 million in the six-month period ended June 30, 2004, as compared to a $1.6 million tax provision for the same period in 2003. The much higher tax provision in 2004 is primarily due to the losses incurred in India and the Philippines, with no corresponding tax benefit, and the equity loss from operating affiliates which is net of tax.

Minority interest share in income was $2.3 million for the 2004 first half compared to $0.9 million for the same period in 2003. This increase reflects the 43.2% minority equity interest in the Company's Asia Retail operations effective July 2003 and that Singer Thailand was included in the Company's consolidated results rather than being accounted for as an equity investment as was the case in the first half of 2003.

The Company's loss from continuing operations for the first half of 2004 was $3.2 million as compared to a $4.5 million income for the same period in 2003. The income decrease of $7.7 million is due to a $3.4 million decline in equity earnings from operating affiliates, the $1.3 million of royalty expense, the $3.1 million decline in other income, the $1.0 million increase in income taxes and the $1.4 million increase in minority interest share in income. These were partially offset by the $2.5 million increase in operating income.

The Company's net loss for the first half of 2004 was $27.3 million including income from the discontinued operations of the Sewing segment and trademark and the impairment charge, net of tax benefit, as compared to a net loss of $12.6 million for the same period in 2003. The $14.7 million additional loss from prior year was

primarily due to the $7.7 million decrease in the Company's income from continuing operations and the $6.9 million higher loss from discontinued operations including the impairment charge.

Dividends on the Preferred A Shares amounted to nil for the six-month period ended June 30, 2004 and $0.4 million for the six-month period ended June 30, 2003. This dividend was cumulative and was accrued but not paid. An additional amount of nil and $0.2 million for the 2004 and 2003 six-month periods, respectively, was accrued representing the accretion in the value of the Preferred A Shares. As of December 31, 2003 the promissory note was paid in full and the Preferred A Shares have been classified as Preferred Treasury Shares.

The net loss available to Common Shares was $27.2 million for the six months ended June 30, 2004 as compared to the net loss available to Common Shares of $13.1 million for the same period in 2003. This is equivalent to basic loss per Common Share of $3.46 and basic loss per Common Share of $1.64, respectively.

Liquidity And Capital Resources

Six Months Ended June 30, 2004 and June 30, 2003

For the six months ended June 30, 2004, the Company had a net cash outflow from operations of $10.9 million. This was primarily due to a $27.2 million loss resulting primarily from the impairment on assets held for sale of $34.5 million, a $14.0 million increase in accounts receivable, and a $2.5 million increase in inventories. This was largely offset by $32.4 million of positive adjustments to reconcile net loss to net cash used in operating activities, primarily due to the fact that the asset impairment on the sewing assets held for sale had no cash effect. Capital expenditures for the three months were $1.8 million. The decrease in notes and loans payable amounted to $6.6 million while repayments of long-term debt totaled $5.8 million. Additions to long-term debt totaled $19.7 million. The net effect was a decrease in cash and cash equivalents by $7.7 million to $19.9 million at June 30, 2004.

For the six months ended June 30, 2003, Singer had a net cash outflow from operations of $7.1 million primarily due to an $8.1 million increase in receivables and a $2.7 million increase in inventory, which were partially offset by a net loss of $12.6 million which was reduced by $20.9 million of non-cash items, primarily loss from discontinued operations. Capital expenditures for the three months were $1.0 million. The increase in notes and loans payable amounted to $4.0 million. The net effect was a decrease in cash and cash equivalents by $3.3 million to $10.2 million at June 30, 2003.

Working capital as of June 30, 2004 of $83.8 million showed an increase from the $64.2 million of working capital as of December 31, 2003. This increase was primarily due to an increase in inventories, a decrease in notes and loans payable and an increase in current maturities of long-term debt, including discontinued operations.

The financing agreement entered into between the Company, and the Bank of Nova Scotia contains certain covenants, places certain restrictions upon the Company and requires Singer to pay off the outstanding balance by December 31, 2004.

As of June 30, 2004, the Company was in compliance with all of the Nova Scotia Financing Agreement covenants and restrictions as amended. In connection with the KSIN Transaction, the Company has repaid the Nova Scotia Financing Agreement in full.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

Impact of Subsequent Events on Liquidity

The completion of the KSIN Transaction on September 30, 2004 has had a significant impact on the Company's liquidity position. The total consideration received of approximately $134.6 million consists of approximately $65.1 million of cash, $22.5 million in unsecured subordinated promissory notes and the pay off or assumption by KSIN of approximately $47.0 million of sewing-related debt, subject to post-closing price adjustments. Of the approximately $65.1 million cash received by the Company, $26.3 million has been used by the Company to repay in full the Nova Scotia Financing Agreement. A balance of approximately $36.9 million remains uncommitted after payment of expenses related to the KSIN Transaction.

Research and Development

Research and development expenses are incurred largely at Singer's manufacturing facilities in Brazil and China that are part of the Sewing segment, reported as discontinued operations. The amount spent on research and development in the three-month and six-month periods ended June 30, 2004 and 2003 were not material.

Environment

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material, adverse impact on the Company's financial position, results of operation or liquidity. The amount spent on environmental and pollution matters was not material in the three-month and six-month periods ended June 30, 2004 and 2003.

Market Risks

Singer has significant foreign operations whose results are transacted in their local currency. The Company's consolidated profit and loss statement, and consolidated balance sheet, are subject to foreign exchange rate fluctuations.

The Company's debt is largely subject to variable interest rates. Although the Company is exposed to interest rate market risk, management does not believe any likely change in interest rates will have a material impact on the Company's financial conditions or results of operations in the near future.

There have been no material changes in the market risks faced by Singer since December 31, 2003. For a further discussion of these market risks and other risk factors see the Singer N.V. 2003 Disclosure Statement and Annual Report dated April 2004.

Execution Copy

AMENDMENT NO. 1 TO THE ACQUISITION AGREEMENT

This AMENDMENT NO. 1 TO THE ACQUISITION AGREEMENT (the "Agreement"), dated as of June 11, 2004, is by and among KSIN Holdings, Ltd., a Bermuda corporation (the "Buyer"), Singer N.V., a Netherlands Antilles corporation (the "Seller"), and for purposes of Section 46 hereof, KSIN Bermuda I Limited, a Bermuda corporation ("Parent"), and is dated as of September 30, 2004 (this "Amendment").

WHEREAS, capitalized terms used but not defined in this Amendment shall have the meanings ascribed thereto in the Agreement; and

WHEREAS, the parties to the Agreement desire to amend the Agreement in accordance with Section 11.3 of the Agreement as set forth in this Amendment.

NOW THEREFORE, in consideration of the foregoing and the respective covenants, obligations and agreements set forth below, the Buyer and Seller (and for purposes of Section 46, Parent) hereby agree as follows:

1. Section 1 of the Agreement is hereby amended as follows:

1.1. The definition of "Ancillary Agreements" is hereby deleted in its entirety and the following is hereby substituted in place thereof:

"Ancillary Agreements" means the Transition Services Agreement, the Seller Note, the Singer Asia Seller Note, the Guaranty, the Singer N.V. License Agreement, the Singer N.V. Distribution Agreement, the Singer Jamaica License Agreement, the Singer Jamaica Distribution Agreement, the Assignment Agreements and, to the extent applicable, the Canadian Withholding Tax Escrow Agreement.

1.2. The following definitions will be added in alphabetical order as follows:

"Guaranty" means the Guaranty, dated as of September 30, 2004, made by Parent, KSIN Bermuda III, KSIN US and KSIN US II (Parent, KSIN Bermuda III, KSIN US and KSIN US II are collectively referred to as "Guarantors") in favor of the Seller.

"KSIN Bermuda III" means KSIN Bermuda III Limited, a Bermuda corporation.

"KSIN US" means KSIN U.S. I, Inc., a Delaware corporation.

"KSIN US II" means KSIN U.S. II, Inc., a Delaware corporation.

"Singer Asia Agreements" means the Singer N.V. Distribution Agreement, the Singer N.V. License Agreement, the Singer Asia Distribution Agreement and the Singer Asia License Agreement.

"Singer Asia Distribution Agreement" means the Distribution Agreement, by and between Seller and Singer Asia, dated as of July 23, 2003.

"Singer Asia License Agreement" means the License Agreement, by and between Seller and Singer Asia, dated as of July 23, 2003.

"Singer Asia Seller Note" has the meaning set forth in Section 2.2.

"Singer N.V. Distribution Agreement" means the Distribution Agreement in substantially the form attached hereto as Annex 1.

"Singer N.V. License Agreement" means the License Agreement in substantially the form attached hereto as Annex 2."

2. Section 2.2 of the Agreement is hereby deleted in its entirety and the following is hereby substituted in place thereof:

2.2. Purchase Price. The aggregate consideration payable by the Buyer hereunder for the Transferred Shares, the Transferred Assets and Liabilities and the Specified Acquired Company Intellectual Property (the "Purchase Price") will be the sum of (a) an amount in cash equal to $102,088,000 (the "Cash Consideration"), minus the sum of (i) the Assumed Debt, (ii) the Refinanced Debt, (iii) the Unaffiliated U.S. Share Deduction and (iv) the Seller Tender Offer Amount, if any, and (b) a subordinated promissory note of the Buyer issued to the Seller, in substantially the form attached hereto as Exhibit H, in the principal amount of $15,000,000 (the "Seller Note"), and a subordinated promissory note of the Buyer issued to Seller, in substantially the form attached hereto as Annex 3, in the principal amount of $7,500,000 (the "Singer Asia Seller Note"). The Guarantors are providing the Guaranty to induce Seller to make the loans under the Seller Note and the Singer Asia Seller Note, and the Guarantors have agreed to guarantee Buyer's obligations under the Seller Note and the Singer Asia Seller Note pursuant to the terms and conditions of the Guaranty. The Purchase Price will be subject to adjustment in accordance with Section 2.6, Section 5.15, Article 9 and Article 10.

3. Section 5.15.1 of the Agreement is hereby deleted in its entirety and the following is hereby substituted in place thereof:

5.15.1 Simultaneously with the Closing, the Seller and the Buyer will, and will cause their respective Affiliates to, effect the following transfer: Brazil Financing Ltd. will sell to the Seller, and the Seller will buy from Brazil Financing Ltd., at a per share price equal to the Closing Price on the trading day immediately preceding the Closing Date, the right to receive a number of shares of Seller Common Stock issued pursuant to the Seller's Chapter 11 Plan of Reorganization equal to the lesser of (a) 301,182 and (b) $3,100,000 *divided by* the Closing Price on the trading day immediately preceding the Closing Date, and, simultaneously with the receipt of such consideration in cash by Brazil Financing Ltd., the Buyer will, or will cause one of the Buyer Affiliates other than an Acquired Company to, pay to the Seller an amount in cash equal to the consideration received by Brazil Financing Ltd. from such sale.

4. Section 5.15.3 of the Agreement is hereby deleted in its entirety and the following is hereby substituted in place thereof:

5.15.3 Simultaneously with, or as soon as reasonably practicable during the liquidation of Singer Exports after, the Closing, but in no event later than the sixtieth day following the Closing Date (assuming that the below transfers are permitted by the liquidator of Singer Exports within sixty days following the Closing Date), the Seller and the Buyer will, and will cause their respective Affiliates to, effect the following transfers: Singer China Manufacturing will sell to the Seller, and the Seller will buy from Singer China Manufacturing, at a per share price equal to the Closing Price on the trading day immediately preceding the date of such sale, a number of shares of Seller Common Stock issued pursuant to the Seller's Chapter 11 Plan of Reorganization that are received from the liquidation of Singer Exports, or cash consideration equivalent to the sum thereof, equal to the lesser of (a) the total number of such shares of Seller Common Stock and (b) $1,265,000 *divided by* the Closing Price on the trading day immediately preceding the date of such sale, and, simultaneously with the receipt of such consideration in cash by Singer China Manufacturing, the Buyer will, or will cause one of the Buyer Affiliates other than an Acquired Company to, pay to the Seller an amount in cash equal to the sum of (x) the consideration received in cash by Singer China Manufacturing from such sale to the Seller and, to the extent that such consideration does not equal or exceed $1,265,000, (y) the lesser of (A) all cash received by Singer China Manufacturing directly from the liquidation of Singer Exports and (B) $1,265,000 minus the consideration received in cash by Singer China Manufacturing from such sale to the Seller, in each case to the extent that the use of such cash by Singer China Manufacturing in the Ordinary Course of Business within China is not materially restricted by any Legal Requirement (other than as a result of any action (other than the consummation of the transfers and payments described in this Section 5.15.3) taken by the Buyer or its Affiliates (including Singer China Manufacturing) following the Closing); provided, however, neither the Seller nor the Buyer will be required to effect, or cause their respective Affiliates to effect, any transfer described in this Section 5.15.3 if such transfer is not permitted by the liquidator of Singer Exports within sixty days after the Closing Date.

5. Section 5.20 of the Agreement is hereby deleted in its entirety and the following is hereby substituted in place thereof:

5.20 Singer Asia and Singer Jamaica Agreements. The Buyer will use commercially reasonable efforts to negotiate and enter into (or cause an appropriate Affiliate of Buyer to enter into) direct distribution and license agreements with Singer Asia on or before March 30, 2007, on terms at least as favorable in the aggregate to the Buyer (or such Affiliate) as those terms in the Amended and Restated Singer Asia Distribution Agreement and the Amended and Restated Singer Asia License Agreement, respectively. If Singer Asia agrees to enter into the Amended and Restated Singer Asia Distribution Agreement and the Amended and Restated Singer Asia License Agreement, each in the form attached hereto as Annex 7 and Annex 8, respectively, the Buyer agrees to enter into, and the Seller agrees to consent to Singer Asia entering into, such Amended and Restated Singer Asia Distribution Agreement and Amended and Restated Singer Asia License Agreement. The Seller agrees to terminate the Singer Asia Distribution Agreement and the Singer Asia License Agreement when such direct distribution agreement and direct license agreement are entered into. The Seller will cause Singer Jamaica to enter into the Singer Jamaica License Agreement and the Singer Jamaica Distribution Agreement prior to the earlier of (a) the Closing and (b) the date on which the Seller enters into any agreement relating to the sale of Singer Jamaica, and such agreements will not be amended prior to the Closing without the prior written consent of the Buyer.

6. Section 9.1.1 of the Agreement is hereby deleted in its entirety and the following is hereby substituted in place thereof:

9.1.1 Indemnification. Subject to the limitations set forth in this Article 9 and Article 10, if the Closing occurs, the Seller will indemnify and hold harmless the Buyer and each of its Affiliates (including, following the Closing, each Acquired Company), and the Representatives and Affiliates of each of the foregoing Persons (each, a "Buyer Indemnified Person"), from, against and in respect of any and all Actions, Liabilities, Governmental Orders, Encumbrances, losses (including diminution in value), damages, bonds, dues, assessments, fines, penalties, Taxes (solely in the case of a breach of, or inaccuracy in, a representation or warranty set forth in Section 3.14 with respect to a Buyer Indemnified Person), fees, costs (including reasonable costs of investigation, defense and enforcement of this Agreement), expenses or amounts paid in settlement (in each case, including reasonable attorneys' and experts' fees and expenses), whether or not involving a Third Party Claim (collectively, "Losses"), incurred or suffered by the Buyer Indemnified Persons or any of them as a result of, arising out of, or directly or indirectly relating to (without duplication for any Losses pursuant to this Article 9 and Article 10):

(a) any breach of, or inaccuracy in, any representation or warranty made by the Seller in Article 3 or in the certificates delivered pursuant to Section 6.3;

(b) any breach or violation of any covenant or agreement of the Seller (including under this Article 9 or Article 10) in this Agreement;

(c) any Excluded Liability;

(d) the transfers and payments (excluding the payments themselves) described in Section 5.14(c), Section 5.15.1, Section 5.15.2 and Section 5.15.3, including any payments of Amounts Owing (as defined in the Collateral and Fiscal Agency Agreement) on the Brazil B Notes that become due as a result of the transactions contemplated by Section 5.15.1 or Section 5.15.2, except to the extent that such Losses arise as a result of any action (other than the consummation of the transactions contemplated by Section 5.15.1, Section 5.15.2 or Section 5.15.3) taken by the Buyer or one of its Affiliates (including the Acquired Companies following the Closing); provided that if the Buyer or one of its Affiliates (including the Acquired Companies following the Closing) takes any action (other than the consummation of the transactions contemplated by Section 5.15.1 or Section 5.15.2) that results in the utilization of any of the $2,800,000 amount referred to in Section 18.07(c) of the Collateral and Fiscal Agency Agreement, the Seller will have no Liability under this Section 9.1.1(d) for any portion of Amounts Owing that would not have become due in the absence of such action by the Buyer or one of its Affiliates (including the Acquired Companies following the Closing);

(e) only in the event that the Minimum Tender Condition has not been fulfilled, 50% of any payments of Amounts Owing on the Brazil B Notes in addition to those indemnifiable under Section 9.1.1(d);

(f) any failure by the Seller to cause all of the IP Rights listed on Schedule 5.13.3 to be transferred to the Buyer, its Affiliates or the Acquired Companies, or canceled or terminated, at or prior to the Closing, including (i) any Losses relating to a claim of infringement of any such IP Rights that arises from events or circumstances occurring or existing prior to the earlier of the transfer of such IP Rights to the Buyer, its Affiliates or the Acquired Companies or the cancellation or termination of such IP Rights, and (ii) any Losses incurred by the Buyer Indemnified Persons following the Closing in connection with causing such IP Rights to be transferred to the Buyer or one of its Affiliates or canceled or terminated; or

(g) with respect to the Singer Asia Agreements, (i) any Action initiated by UCL Asia Partners, L.P. relating to the Singer Asia Agreements or (ii) any claim by any Person, including Singer Asia, which in any manner challenges or seeks the rescission of, or seeks to prevent, enjoin, alter or materially delay the entry into, or affect the enforceability of, the transactions contemplated by either the Singer N.V. License Agreement or the Singer N.V. Distribution Agreement in any respect.

7. Section 9.1.2 of the Agreement is hereby deleted in its entirety and the following is hereby substituted in place thereof:

9.1.2 Monetary Limitations. Notwithstanding anything in this Agreement to the contrary, the Seller will have no obligation to indemnify and hold harmless the Buyer Indemnified Persons (a) pursuant to Section 9.1.1(a) in respect of Losses arising from the breach of, or inaccuracy in, any representation or warranty described therein, (b) arising from indemnification relating to Taxes pursuant to Section 10.1, or (c) pursuant to Section 9.1.1(f) in respect of Losses, unless and until the aggregate amount of all such Losses incurred or suffered by the Buyer Indemnified Persons exceeds $500,000 (at which point the Seller will indemnify the Buyer Indemnified Persons for all such Losses in excess of $500,000), and the Seller's aggregate liability in respect of claims for indemnification pursuant to Section 9.1.1(a), Section 9.1.1(b), Section 9.1.1(e), Section 9.1.1(f) and Section 10.1 will not exceed $15,000,000, less the Seller Tender Offer Amount, if any; provided, however, that the foregoing limitations will not apply to claims for indemnification pursuant to (i) Section 9.1.1(a) in respect of breaches of, or inaccuracies in, representations and warranties set forth in Sections 3.1 (Organization), 3.2.1 (Power and Authorization – Contemplated Transactions), 3.5.1 (Capitalization of the Acquired Companies – Outstanding Capital Stock), 3.5.2 (Capitalization of the Acquired Companies – Title to Shares), or 3.24 (No Brokers), or (ii) Section 9.1.1(b) in respect of willful and intentional breaches or violations of any covenant or agreement of the Seller (including under this Article 9) in this Agreement. In addition, notwithstanding anything in this Agreement to the contrary, the Seller's Liability in respect of claims for indemnification pursuant to Section 9.1.1(e) will not exceed $3,750,000 in the aggregate. In addition, notwithstanding anything in this Agreement to the contrary, the Seller's Liability in respect of claims for indemnification pursuant to Section 9.1.1(g) will not exceed (i) any amounts owing or that may become owing by the Buyer to the Seller under the Singer Asia Seller Note, plus (ii) any amounts owing or that may become owing by the Buyer to the Seller under the Seller Note, subject to any set-offs made pursuant to Section 9.6, and subject to Section 9.6.3.

8. Section 9.6 of the Agreement is hereby deleted in its entirety and the following is hereby substituted in place thereof:

9.6. Set-Off.

9.6.1 If at any time prior to the Second Maturity Date (as such term is defined in the Seller Note) there are amounts actually due and owing by the Seller as Indemnifying Party to a Buyer Indemnified Person (other than amounts due pursuant to Section 9.1.1(g)) as determined pursuant to this Article 9 or Article 10, the Buyer may after consultation with the Seller set-off any portion of such amounts against any amounts owing or that may become owing by the Buyer to the Seller under the Seller Note. The Buyer agrees, subject to Section 9.9 below, that before pursuing any amounts that may be due and owing to a Buyer Indemnified Person (other than amounts due pursuant to Section 9.1.1(g)) under this Article 9 or Article 10, the Buyer will first set off such amounts against any amounts owing by the Buyer to the Seller under the Seller Note.

9.6.2. If at any time prior to the Second Maturity Date (as such term is defined in the Singer Asia Seller Note) there are amounts actually due and owing by the Seller as Indemnifying Party to a Buyer Indemnified Person under Section 9.1.1(g), the Buyer may after consultation with the Seller set-off any portion of such amounts against any amounts owing or that may become owing by the Buyer to the Seller under the Singer Asia Seller Note and, at such time as no further amounts are owing under the Singer Asia Seller Note, the Seller Note. The Buyer agrees, subject to Section 9.9 below, that before pursuing any amounts that may be due and owing to a Buyer Indemnified Person under Section 9.1.1(g), the Buyer will first set off such amounts against any amounts owing by the Buyer to the Seller under the Singer Asia Seller Note or, at such time as there are no outstanding amounts under the Singer Asia Seller Note, the Seller Note.

9.6.3. For purposes of determining the order of any set-off to the Seller Note pursuant to Section 9.6.1 or Section 9.6.2, amounts set-off pursuant to Section 9.6.1 shall be deemed to have been effected prior to any offset pursuant to Section 9.6.2, regardless of when the actual loss shall have occurred.

9. Section 11.2 of the Agreement is hereby deleted in its entirety and the following is hereby substituted in place thereof:

11.2 Succession and Assignment; No Third-Party Beneficiaries; Interpretation. Subject to the immediately following sentence, this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, each of which such successors and permitted assigns will be deemed to be a party hereto for all purposes hereof. No party may assign, delegate or otherwise transfer either this Agreement, the Ancillary Agreements or any of its rights, interests, or obligations hereunder or thereunder without the prior written approval of the other parties; provided, however, that (a) each of the Buyer and any Affiliate of the Buyer may (i) assign any or all of its rights and interests hereunder and under any Ancillary Agreement to one or more of its Affiliates or assign solely for collateral security purposes any or all of its rights and interests hereunder or thereunder to Wells Fargo Foothill, Inc., individually or in its capacity as agent, Fortress Credit Corp., individually or in its capacity as agent, or, upon prior written notice to Seller, any other *bona fide* provider of the debt portion of the Financing and (ii) designate one or more of Buyer's Affiliates to perform its obligations hereunder or thereunder, in each case, so long as Buyer is not relieved of any Liability or obligation of performance hereunder and thereunder and (b) upon prior written notice to Buyer, the Seller may assign any or all of its rights and interests hereunder and under any Ancillary Agreement to one or more of its Affiliates, so long as the Seller is not relieved of any Liability or obligation of performance hereunder or thereunder. Except as expressly provided herein, this Agreement is for the sole benefit of the parties and their successors and permitted assigns and nothing herein expressed or implied will give or be construed to give any Person, other than the parties and such successors and permitted assigns, any legal or equitable rights hereunder. All references herein to the enforceability of agreements with third parties, the existence or non-existence of third-party rights, the absence of breaches or defaults by third parties, or similar matters or statements, are intended only to allocate rights and risks among the parties to this Agreement and were not intended to be admissions against interests, give rise to any inference or proof of accuracy, be admissible against any party to this Agreement by any Person who is not a party to this Agreement, or give rise to any claim or benefit to any Person who is not a party to this Agreement.

10. Schedule A to the Agreement is amended by adding the following disclosure at the end of such Schedule A:

Bangladesh	ITV	Pending	77934		The Singer Company Ltd.	

11. Seller Disclosure Schedule 3.4 to the Agreement is deleted in its entirety and replaced with Annex 4, attached hereto.

12. Seller Disclosure Schedule 3.5.1 to the Agreement is deleted in its entirety and replaced with Annex 5, attached hereto.

13. Seller Disclosure Schedule 3.12.2 to the Agreement is amended by revising, in the portion of such Seller Disclosure Schedule 3.12.2 entitled "Excel spreadsheet referenced by Seller Disclosure Schedule 3.12.2 which forms a part thereof. (Part I of II)", the Application Number for Canadian trademark "Outline "S" w/ Woman at Machine" to be 0242073.

14. Seller Disclosure Schedule 3.12.2 to the Agreement is amended by adding to the portion of such Seller Disclosure Schedule 3.12.2 entitled "Excel spreadsheet referenced by Seller Disclosure Schedule 3.12.2 which forms a part thereof. (Part II of II)", the following trademarks:

Mexico	SINGER	Pending	661672	Singer N.V.	Singer N.V.	35
	MODA FACILITA SINGER	Pending	662811	Singer N.V.	Singer N.V.	25
	MODA FACILITA SINGER	Pending	662812	Singer N.V.	Singer N.V.	16
Thailand	SINGER PLUS & Design	Registered	460001	Kor165317	The Singer Company Ltd.	3
	SINGER PLUS & Design	Registered	460002	Kor165970	The Singer Company Ltd.	4
	SINGER PLUS & Design	Registered	460003	Kor180628	The Singer Company Ltd.	7
	SINGER PLUS & Design	Registered	460005	Kor171532	The Singer Company Ltd.	9
	SINGER PLUS & Design	Registered	460008	Kor165971	The Singer Company Ltd.	16
	SINGER PLUS & Design	Registered	460010	Kor158084	The Singer Company Ltd.	23
	SINGER PLUS & Design	Registered	460011	Kor158085	The Singer Company Ltd.	26
	SINGER PLUS & Design	Registered	460012	Bor17106	The Singer Company Ltd.	35
	SINGER PLUS & Design	Registered	460013	Bor17107	The Singer Company Ltd.	36
	SINGER PLUS & Design	Registered	460014	Bor17144	The Singer Company Ltd.	37
	SINGER PLUS & Design	Registered	460015	Bor17108	The Singer Company Ltd.	39
	SINGER	Registered	460016	Bor171109	The Singer	42

	PLUS & Design				Company Ltd.	

15. Seller Disclosure Schedule 3.12.2 to the Agreement is amended by deleting the row labeled "Singersl.com" from the page of such Seller Disclosure Schedule 3.12.2 titled "Domain Names".

16. Seller Disclosure Schedule 3.12.2 to the Agreement is amended by deleting the following item from such Seller Disclosure Schedule 3.12.2:

> 49. Distribution Agreement between Singer N.V. and Multisew C.C., dated as of October 11, 2000

17. Seller Disclosure Schedule 3.12.2 to the Agreement is amended by adding Annex 6, attached hereto, after Item 93 on such Seller Disclosure Schedule 3.12.2.

18. Seller Disclosure Schedule 3.17.1 to the Agreement is amended by adding the following Items after Item 109 on such Seller Disclosure Schedule 3.17.1:

> 110. Computerized Sewing Machine "COSMO" Supply Agreement between Singer Sourcing Limited and Jaguar International Corporation, dated as of August 1, 2004
>
> 111. Supply Agreement between Singer Sourcing Ltd. and Happy Industrial Corporation, dated August 27, 2004
>
> 112. Software Supply Agreement between Singer Sourcing Limited and Compucon S.A., entered into as of July 5, 2004
>
> 113. Amendment to Model XL-5000 Contract between Singer Sourcing Limited and JUKI Corporation, dated as of April 1, 2004

19. Exhibit B to the Agreement is deleted in its entirety and replaced with Annex 7, attached hereto.

20. Exhibit C to the Agreement is deleted in its entirety and replaced with Annex 8, attached hereto.

21. Exhibit D to the Agreement is deleted in its entirety and replaced with Annex 9, attached hereto.

22. Exhibit E to the Agreement is deleted in its entirety and replaced with Annex 10, attached hereto.

23. Exhibit F to the Agreement is deleted in its entirety and replaced with Annex 11, attached hereto.

24. Exhibit G to the Agreement is deleted in its entirety and replaced with Annex 12, attached hereto.

25. Buyer acknowledges and agrees that the actions disclosed in Items 1, 3, 4, 5 and 8 on Seller Disclosure Schedule 3.3 will occur after Closing, and shall be Buyer's sole responsibility to take such actions at its own expense. Buyer further acknowledges that the approval disclosed in Item 2 of Seller Disclosure Schedule 3.3 is not needed and shall not be obtained by Buyer or Seller.

26. Upon written request of Buyer, Seller shall promptly effect the transfer of the assets and Liabilities of Singer Taiwan Limited, pursuant to the Agreement of Purchase and Sale, attached hereto as Annex 13.

27. Schedule 2.1 to the Agreement is deleted in its entirety and replaced with Annex 14, attached hereto.

28. Schedule 5.26 to the Agreement is deleted in its entirety and replaced with Annex 15, attached hereto.

29. If, at Closing, despite the reasonable best efforts of the Buyer and the Seller, legal ownership of (a) an Acquired Company or (b) the assets and Liabilities of Singer Taiwan Limited, do not pass to the Buyer or one of its Affiliates, the Buyer shall assume beneficial ownership of such Acquired Company or the assets and Liabilities of Singer Taiwan Limited, including all benefits and risks of ownership and operation; provided that notwithstanding legal ownership of such Acquired Company and the assets and Liabilities of Singer Taiwan Limited not passing to the Buyer or one of its Affiliates at Closing, and notwithstanding anything in the Agreement or any Ancillary Agreement to the contrary, Closing shall be deemed to have occurred with respect to such Acquired Company or assets and Liabilities of Singer Taiwan Limited; and provided, further, that all payments and other amounts due to the Seller at Closing pursuant to the Agreement and any Ancillary Agreement shall be made at Closing without escrow or holdback regardless of whether legal ownership of any such Acquired Company or assets and Liabilities of Singer Taiwan Limited pass to the Buyer or one of its Affiliates at Closing. The Seller and the Buyer acknowledge and confirm their respective obligations under Section 5.13.1 of the Agreement.

30. The Buyer represents and warrants to the Seller that, immediately following the Closing, the organizational chart of the Buyer and its Affiliates, attached hereto as Annex 16, will be true, accurate and complete except for de minimis changes to ownership percentages. Immediately following the Closing, the only Persons (the "Post-Closing Equity Holders") holding Equity Interests in the Parent or its Subsidiaries (other than Persons who are not Affiliates of the Post-Closing Equity Holders who hold Equity Interests in (i) Singer Sewing and (ii) Singer (Shanghai) Sewing Machine Company Limited, in each case as such Equity Interests were held immediately prior to the Closing) shall be set forth on Annex 16. No Post-Closing Equity Holder holds any Equity Interests in any other Subsidiary of the Parent, other than through indirect ownership of their holdings of Equity Interests as set forth on Annex 16.

31. Buyer acknowledges and agrees that any royalty payments, as specified in Section 2 of the Addendum, attached hereto as Annex 17, shall constitute a portion of the 1% royalty due to the Licensor (as such term is defined in the Singer N.V. License Agreement) pursuant to Section 4.1 of the Singer N.V. License Agreement.

32. This Amendment and the Annexes attached hereto constitute the entire agreement of the parties to this Amendment with respect to the matters set forth herein. In the event of any conflict or inconsistency between the provisions of this Amendment and the provisions of the Agreement, the provisions of this Amendment shall govern and control. Each and every other term, condition, covenant, representation, warranty and provision set forth in the Agreement shall remain in full force and effect in accordance with the terms of the Agreement.

33. Notwithstanding the first proviso of Section 5.6 of the Agreement, this Amendment and the Annexes attached hereto shall be deemed to amend and supplement the Agreement and the Seller Disclosure Schedules.

34. All references to the Agreement in any other agreement or document shall hereinafter be deemed to refer to the Agreement as amended hereby.

35. This Amendment may not be amended or modified by the parties except pursuant to Section 11.3 of the Agreement.

36. If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any Legal Requirement or public policy, all other terms and provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not effected in any manner materially adverse to any of the parties. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Amendment so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Contemplated Transactions are consummated as originally contemplated to the greatest extent possible.

37. Subject to the immediately following sentence, this Amendment will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, each of which such successors and permitted assigns will be deemed to be a party hereto for all purposes hereof. No party may assign, delegate or otherwise transfer either this Amendment or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, however, that (a) the Buyer may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates or assign solely for collateral security purposes any or all of its rights and interests hereunder to any provider of the debt portion of the Financing and (ii) designate one or more of its Affiliates to perform its obligations hereunder, in each case, so long as the Buyer is not relieved of any Liability hereunder and (b) the Seller may assign any or all of its rights and interests hereunder to one or more of its Affiliates, so long as the Seller is not relieved of any Liability hereunder. Except as expressly provided herein,

this Amendment is for the sole benefit of the parties and their permitted successors and assigns and nothing herein expressed or implied will give or be construed to give any Person, other than the parties and such permitted successors and assigns, any legal or equitable rights hereunder.

38. This Amendment may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute but one and the same instrument. This Amendment will become effective when duly executed by each party hereto.

39. The parties have participated jointly in the negotiation and drafting of this Amendment. In the event an ambiguity or question of intent or interpretation arises, this Amendment will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Amendment. The parties intend that each representation, warranty and covenant contained herein will have independent significance. If any party has breached or violated, or if there is an inaccuracy in, any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached or violated, or in respect of which there is not an inaccuracy, will not detract from or mitigate the fact that the party has breached or violated, or there is an inaccuracy in, the first representation, warranty or covenant.

40. This Amendment, the rights of the parties and all Actions arising in whole or in part under or in connection herewith, will be governed by and construed in accordance with the domestic substantive laws of the State of New York, without giving effect to any conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

41. Subject to the provisions of Section 44, each party to this Amendment, by its execution hereof, hereby (a) irrevocably submits to the exclusive jurisdiction of the state courts of the State of New York or the United States District Court located in the Southern District of the State of New York for the purpose of any Action between the parties arising in whole or in part under or in connection with this Amendment, (b) waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Amendment or the subject matter hereof may not be enforced in or by such court and (c) agrees not to commence any such Action other than before one of the above-named courts. Notwithstanding the previous sentence a party may commence any Action in a court other than the above-named courts solely for the purpose of enforcing a Governmental Order issued by one of the above-named courts.

42. Each party agrees that for any Action between the parties arising in whole or in part under or in connection with this Amendment, such party will bring Actions only in the Borough of Manhattan. Each party further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction

43. Each party hereby (a) consents to service of process in any Action between the parties arising in whole or in part under or in connection with this Amendment in any manner permitted by New York law, (b) agrees that service of process made in accordance with clause (a) above or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.1 of the Agreement, will constitute good and valid service of process in any such Action and (c) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such Action any claim that service of process made in accordance with clause (a) or (b) above does not constitute good and valid service of process.

44. Each of the parties acknowledges and agrees that the other party would be damaged irreparably in the event any of the provisions of this Amendment are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, each of the parties agrees that, without posting bond or other undertaking, the other party will be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Amendment and to enforce specifically this Amendment and the terms and provisions hereof in any Action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity. Each party further agrees that, in the event of any action for specific performance in respect of such breach, violation or enforcement, it will not assert the defense that a remedy at law would be adequate.

45. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AMENDMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT BETWEEN THE PARTIES IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AMENDMENT AND SUCH PROCEEDING WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

46. Parent shall perform, or cause to be performed, when due all obligations of the Buyer or any Affiliate of the Buyer under the Agreement, this Amendment and the Ancillary Agreements (in the case of the Ancillary Agreements to the extent the Buyer or

any Affiliate of the Buyer is a party to or is obligated under any of the Ancillary Agreements).

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF, a duly authorized officer of each of the undersigned has executed this Amendment No. 1 to the Agreement.

THE BUYER:

KSIN HOLDINGS, LTD.

By:______________________________
Name: Evan Wildstein
Title: President

THE SELLER:

SINGER N.V.

By:______________________________
Name: Stephen H. Goodman
Title: Chairman, President and Chief Executive Officer

FOR PURPOSES OF SECTION 46 HEREOF:

KSIN BERMUDA I LIMITED

By:______________________________
Name:
Title:

IN WITNESS WHEREOF, a duly authorized officer of each of the undersigned has executed this Amendment No. 1 to the Agreement.

THE BUYER: **KSIN HOLDINGS, LTD.**

By:____________________________
Name: Evan Wildstein
Title: President

THE SELLER: **SINGER N.V.**

By:____________________________
Name: Stephen H. Goodman
Title: Chairman, President and Chief Executive Officer

FOR PURPOSES OF SECTION 46 HEREOF: **KSIN BERMUDA I LIMITED**

By:____________________________
Name:
Title: